AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2002
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F
                                   (MARK ONE)

  [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED

                                       OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                             ACT OF 1934, AS AMENDED

                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 2001

                                       OR

    [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER:  0-23304


                                DIVERSINET CORP.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           PROVINCE OF ONTARIO, CANADA
                 -----------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

         SUITE 1700, 2225 SHEPPARD AVENUE EAST, TORONTO, ONTARIO M2J 5C2
            --------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON SHARES, NO PAR VALUE
                            -------------------------
                                (TITLE OF CLASS)

  SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                   OF THE ACT:

                                      NONE

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

                 26,413,876 COMMON SHARES AS OF OCTOBER 31, 2001
                 -----------------------------------------------




INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.


               YES        [X]     NO        [ ]


INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:


               ITEM 17    [X]     ITEM 18   [ ]

                                DIVERSINET CORP.
                             FORM 20-F ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                PAGE

                                     PART I
ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
              ADVISERS . . . . . . . . . . . . . . . . . . . . . . 6

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . 6

ITEM 3.       KEY INFORMATION. . . . . . . . . . . . . . . . . . . 6

ITEM 3. (A)   SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . 6

ITEM 3. (B)   CAPITALIZATION AND INDEBTEDNESS. . . . . . . . . . . 8

ITEM 3. (C)   REASONS FOR THE OFFER AND USE OF PROCEEDS. . . . . . 8

ITEM 3. (D)   RISK FACTORS . . . . . . . . . . . . . . . . . . . . 8

ITEM 4.       INFORMATION ON DIVERSINET . . . . . . . . . . . . . 19

ITEM 4. (A)   HISTORY AND DEVELOPMENT OF DIVERSINET . . . . . . . 19

ITEM 4. (B)   BUSINESS OVERVIEW . . . . . . . . . . . . . . . . . 20

ITEM 4. (C)   ORGANIZATIONAL STRUCTURE. . . . . . . . . . . . . . 37

ITEM 4. (D)   PROPERTY, PLANTS AND EQUIPMENT. . . . . . . . . . . 38

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . 38

ITEM 5. (A)   OPERATING RESULTS . . . . . . . . . . . . . . . . . 39

ITEM 5. (B)   LIQUIDITY AND CAPITAL RESOURCES . . . . . . . . . . 43

ITEM 5. (C)   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES,
              ETC. . . . . . . . . . . . . . . . . . . . . . . . .45

ITEM 5. (D)   TREND INFORMATION . . . . . . . . . . . . . . . . . 45

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES . . . . 46

ITEM 6. (A)   DIRECTORS AND SENIOR MANAGEMENT OF THE
              REGISTRANT . . . . . . . . . . . . . . . . . . . . .46


                                        3

ITEM 6. (B)   COMPENSATION. . . . . . . . . . . . . . . . . . . . 48

ITEM 6. (C)   BOARD PRACTICES . . . . . . . . . . . . . . . . . . 50

ITEM 6. (D)   EMPLOYEES . . . . . . . . . . . . . . . . . . . . . 51

ITEM 6. (E)   SHARE OWNERSHIP . . . . . . . . . . . . . . . . . . 51

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY
              TRANSACTIONS . . . . . . . . . . . . . . . . . . . .51

ITEM 7. (A)   MAJOR SHAREHOLDERS . . . . . . . . . . . . . . . . .51

ITEM 7. (B)   RELATED PARTY TRANSACTIONS . . . . . . . . . . . . .54

ITEM 7. (C)   INTERESTS OF EXPERTS AND COUNSEL . . . . . . . . . .54

ITEM 8.       FINANCIAL INFORMATION. . . . . . . . . . . . . . . .55

ITEM 8. (A)   FINANCIAL INFORMATION. . . . . . . . . . . . . . . .55

ITEM 8. (B)   SIGNIFICANT CHANGES . . . . . . . . . . . . . . . . 56

ITEM 9.       THE OFFER AND LISTING . . . . . . . . . . . . . . . 57

ITEM 9. (A)   OFFER AND LISTING DETAILS . . . . . . . . . . . . . 57

ITEM 9. (B)   PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . 59

ITEM 9. (C)   MARKETS . . . . . . . . . . . . . . . . . . . . . . 59

ITEM 9. (D)   SELLING SHAREHOLDERS . . . . . . . . . . . . . . . .59

ITEM 9. (E)   DILUTION. . . . . . . . . . . . . . . . . . . . . . 59

ITEM 9. (F)   EXPENSES OF THE ISSUE . . . . . . . . . . . . . . . 59

ITEM 10.      ADDITIONAL INFORMATION . . . . . . . . . . . . . . .59

ITEM 10. (A)  SHARE CAPITAL . . . . . . . . . . . . . . . . . . . 59

ITEM 10. (B)  MEMORANDUM AND ARTICLES OF ASSOCIATION . . . . . . .60

ITEM 10. (C)  MATERIAL CONTRACTS. . . . . . . . . . . . . . . . . 60

ITEM 10. (D)  EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITYHOLDERS . . . . . . . . . . . . . 60

ITEM 10. (E)  TAXATION . . . . . . . . . . . . . . . . . . . . . .61


                                        4

ITEM 10. (F)  DIVIDENDS AND PAYING AGENTS . . . . . . . . . . . . 68

ITEM 10. (G)  STATEMENT BY EXPERTS . . . . . . . . . . . . . . . .68

ITEM 10. (H)  DOCUMENTS ON DISPLAY . . . . . . . . . . . . . . . .69

ITEM 10. (I)  SUBSIDIARY INFORMATION . . . . . . . . . . . . . . .69

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK . . . . . . . . . . . . . . . . . . . . 69

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY
              SECURITIES . . . . . . . . . . . . . . . . . . . . .69


                                    PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . .70

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS . . . . . . . . . . . . 70

ITEM 15.      [RESERVED] . . . . . . . . . . . . . . . . . . . . .70

ITEM 16.      [RESERVED] . . . . . . . . . . . . . . . . . . . . .70


                                    PART III

ITEM 17.      FINANCIAL STATEMENTS . . . . . . . . . . . . . . . .70

ITEM 18.      FINANCIAL STATEMENTS . . . . . . . . . . . . . . . .70

ITEM 19.      EXHIBITS . . . . . . . . . . . . . . . . . . . . . .71

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

     Not Applicable.

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not Applicable.

ITEM  3.  KEY  INFORMATION

3-A. SELECTED  FINANCIAL  DATA

     The selected financial data for fiscal years ended October 31, 1997, 1998, 1999, 2000 and 2001 are derived from our audited financial statements. The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and "Operating Results" appearing in Item 5-A. of this annual report. Our financial statements are presented in Canadian dollars. In addition, except where otherwise indicated, all financial information is presented in Canadian dollars.

     Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 17 to our 2001 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $56,000 for the year ended October 31, 2001, greater by $1,549,000 for the year ended October 31, 2000 and less by $179,000, $4,131,000 and $5,001,000 for the years ended October 31, 1999, October 31, 1998 and October 31, 1997, respectively. Under U.S. GAAP, total assets would be less by $4,913,000 for the year ended October 31, 1997, primarily due to the difference in accounting treatment of the $10 million of technology purchased in 1996. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to a reduction in stated capital offset against accumulated shareholders' deficit in March of 1999. The value of the U.S. Dollar in relation to the Canadian Dollar is 1.58 to 1.00 at October 31, 2001.

                       SELECTED FINANCIAL DATA YEARS ENDED OCTOBER 31
                           (IN CDN $000'S, EXCEPT PER SHARE DATA)


                                           2001       2000       1999       1998      1997
                                         ---------  ---------  ---------  --------  --------
                                              (Audited consistent with Canadian GAAP)
License Revenue . . . . . . . . . . . .  $  1,221   $  2,636   $    246   $  ----   $  ----
Loss from Continuing Operations . . . .   (18,900)   (14,777)   (13,826)   (7,716)   (5,999)
Net loss from Discontinued Operations .         0       (250)      (285)     (688)      (75)
Net Loss. . . . . . . . . . . . . . . .   (18,900)   (15,027)   (14,111)   (8,404)   (6,074)
Weighted Average no. of shares (000's).    23,376     23,534     16,742    15,325    14,376
Loss Per Share - Continuing Operations.     (0.72)     (0.63)     (0.82)    (0.50)    (0.42)
Net Loss Per Share. . . . . . . . . . .     (0.72)     (0.64)     (0.84)    (0.55)    (0.42)
Dividends Per Share . . . . . . . . . .      0.00       0.00       0.00      0.00      0.00
Working Capital . . . . . . . . . . . .     3,555     21,647      4,985     2,636       659
Long-term Investment. . . . . . . . . .         0          0          0       100       100
Long-term Liabilities . . . . . . . . .         0          0      1,421     2,051         0
Shareholders' Equity. . . . . . . . . .     6,052     24,846      7,852     3,746     9,171
Total Assets. . . . . . . . . . . . . .     9,616     28,771     12,226     7,356     9,386
Share Capital . . . . . . . . . . . . .    53,993     53,887     20,917    43,707    41,918

                                                        (Reconciled to US GAAP)
Loss from Continuing Operations . . . .   (18,956)   (16,226)   (13,647)   (3,585)     (998)
Net Loss from Discontinued Operations .         0       (250)      (285)     (688)      (75)
Net Loss                                  (18,956)   (16,476)   (13,932)   (4,273)   (1,073)
Loss Per Share - Continuing Operations.     (0.72)     (0.69)     (0.82)    (0.23)    (0.07)
Net Loss Per Share. . . . . . . . . . .     (0.72)     (0.70)     (0.83)    (0.28)    (0.07)
Long-term Liabilities . . . . . . . . .         0          0      1,703     2,652         0
Shareholders' Equity. . . . . . . . . .     4,547     23,397      7,571     3,101     4,258
Total Assets. . . . . . . . . . . . . .     9,616     28,771     12,226     7,310     4,473
Share Capital . . . . . . . . . . . . .    95,242     95,136     62,166    44,576    41,918


     At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $41,249,000. This resulted in a reduction in our accumulated shareholders' deficit in the same amount. At October 31, 2001, we had an accumulated deficit of $48,038,364. If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at October 31, 2001 would have been $89,287,364 and October 31, 2000 would have been $70,387,505.

     The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended October 31, 2001 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                           U.S. DOLLAR/CANADIAN DOLLAR
                            CLOSE  AVERAGE  HIGH  LOW
                            -----  -------  ----  ----
Month Ended 03/31/02         1.60     1.59  1.61  1.57
Month Ended 02/28/02         1.61     1.60  1.61  1.58
Month Ended 01/31/02         1.59     1.60  1.62  1.58
Month Ended 12/31/01         1.59     1.58  1.61  1.56
Month Ended 11/31/01         1.58     1.59  1.61  1.58
Month Ended 10/31/01         1.58     1.57  1.58  1.56
Month Ended 9/31/01          1.58     1.57  1.58  1.54
Month Ended 8/31/01          1.55     1.54  1.55  1.52
Fiscal Year Ended 10/31/01   1.58     1.54  1.58  1.49
Fiscal Year Ended 10/31/00   1.53     1.47  1.53  1.43
Fiscal Year Ended 10/31/99   1.47     1.49  1.56  1.45
Fiscal Year Ended 10/31/98   1.55     1.47  1.58  1.40
Fiscal Year Ended 10/31/97   1.44     1.43  1.44  1.34

     The exchange rate was 1.59 as of April 5, 2002.


3-B. CAPITALIZATION  AND  INDEBTEDNESS

     Not  applicable.

3-C. REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

     Not  applicable.

3-D. RISK  FACTORS

     When used in this annual report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect Diversinet's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

     WE HAVE LIMITED FINANCIAL RESOURCES. Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2002. We have obtained funding for operations from private equity placements in the past, raising approximately $47,498,000 through selling a total of 14,598,099 common shares. In April, 2002, Diversinet completed a private placement with the issuance of 5,186,708 units at a price of

U.S. $0.60 per unit for gross proceeds of U.S. $3,112,022 to the Company. Each unit is comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one (1) common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002. There is no assurance we will be able to obtain further placements in the near future despite the progress of the business. As well, the terms of new capital, if any, may materially dilute existing shareholders. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

     WE HAVE LOST MONEY IN THE PAST, WE HAVE REALIZED MINIMAL REVENUES FROM CONTINUING OPERATIONS AND WE EXPECT TO CONTINUE TO SUSTAIN LOSSES IN THE FUTURE. We have generated minimal revenue to date from the licensing of our products. For the year ended October 31, 2001, we posted a net loss of $18,900,000 and for October 31, 2000, we posted a net loss of $15,027,000. For the years ended October 31, 1999 and October 31, 1998, we had net losses of $14,111,000 and $8,404,000, respectively. We generated licensing revenue of $1,221,000 in the year ended October 31, 2001, $2,636,000 in the year ended October 31, 2000, $246,000 in the year ended October 31, 1999 and nil in the year ended October 31, 1998. The revenue represents the initial licensing of our Passport Certificate Server(R) and Passport Authorization Product(TM) together with related professional services. During fiscal 2000 , 24% of revenue was generated from one customer. During fiscal 2001, 40% of revenue was generated from one customer although not the same customer as in fiscal 2000 and 76% from three customers. To date, licensing our products to various customers and providing them with related professional services has generated our revenues. We cannot provide assurance that recurring revenues will arise from these license agreements. The auditors report on our October 31, 2001 consolidated financial statements includes an explanatory paragraph that states that conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     COMMERCIAL DEPLOYMENT. Our ability to continue operations is also dependent on the acceptance of our security products and the adoption of transaction-based applications using Public Key Infrastructure-based security (also known in the industry as PKI) over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage, and it may not develop to a sufficient level to support our business.

     Our products are marketed to large companies and government agencies. The implementation of our products by these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the associated sales and implementation cycles can be lengthy. Our quarterly and annual operating results could be materially harmed if anticipated orders for a specific customer for a particular quarter are not realized.

     Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our product for commercial purposes. We also enter into evaluation agreements in certain cases, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, although until early in fiscal 2000 we generally waived the up-front fee.

     MARKET CONDITIONS. The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined significantly from fiscal 2000 levels and may decline even further in the near future.

     FOREIGN EXCHANGE. Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a significant portion of our expenses in foreign currencies including U.S. dollars, Pounds Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency gains and losses that may have an adverse effect on our operating results. During the year we maintained a portion of our cash resources in U.S. dollar term deposits. Upon completion of our cost reductions during September 2001, our exposure to UnitedStates expenses was significantly reduced, and we transferred our remaining U.S. dollar cash resources to Canadian dollar deposits.

     WE MAY NOT BE SUCCESSFUL IF WE FAIL TO RETAIN OUR KEY TECHNICAL PERSONNEL. During September we substantially reduced our headcount and curtailed certain sales and marketing activities, particularly in the United States. Substantial workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels. In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

     We currently have four senior officers and 37 employees and contractors. We may not be able to improve our products or create new products if we lose any of our key employees or contractors. The contract with our CEO, Mr. Nagy Moustafa, has a term of five years, commencing September 29, 1997. None of our other employment agreements has a specified term. We do not maintain key person life insurance policies on any of our employees. Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities. We may not be able to retain our current employees if they receive better job offers from other employers. The weakened economy through 2001 and 2002 may not alleviate this risk in the future.

     WE ARE INVOLVED IN LITIGATION WHICH COULD RESULT IN JUDGMENTS AGAINST US WHICH, IN THE AGGREGATE, COULD TOTAL MORE THAN OUR COMBINED CURRENT ASSETS, WORKING CAPITAL AND NET ASSETS. There are currently three material claims pending against us. If we lose any of these suits or enter into settlements requiring us to pay cash or issue any of our common shares, our liquidity and financial position will be adversely affected, and our shareholders' ownership may be diluted.

     We have been sued, along with other individuals and corporations, by Silva Run Worldwide Ltd. in connection with Silva Run's purchase of 212,500 common shares (850,000 common shares prior to a one for four reverse split in May 1997) in 1995 for a purchase price of U.S. $3,700,000. Silva Run is seeking to cancel the stock purchase and reimbursement of the U.S. $3,700,000 purchase price, plus interest, attorneys' fees and costs. Silva Run has alleged that we, directly or as the control person of other defendants, violated the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. This claim has previously been dismissed twice, and we have filed a motion to dismiss this claim again.

     In May 2000 we were sued, along with our wholly owned Barbados subsidiary. The plaintiff is seeking damages of U.S. $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment and damages of U.S. $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

     In January 2001 we were served with notice of a complaint in the United States District Court, District of Nevada by an individual who alleges that he acted as a finder of individuals or entities interested in making investments in Diversinet and was promised cash compensation in the amount of U.S. $70,000. In addition, the plaintiff claims that he was subsequently promised warrants to purchase 100,000 freely tradable common stock of Diversinet at the then-market price for such shares. The plaintiff is seeking an order directing Diversinet to issue him warrants to purchase 100,000 shares at U.S. $1.06 per share and damages of at least U.S. $4,800,000, in addition to his costs of action.

     WE HAVE LIMITED EXPERIENCE IN THE WIRELESS INTERNET SECURITY SOFTWARE FIELD AND WE ARE THEREFORE SUBJECT TO RISKS INHERENT IN ESTABLISHING A NEW BUSINESS. We have only been in the wireless Internet security software field since fiscal 1997, and we have generated minimal revenues from this business. We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

     WE ARE DEPENDENT ON THE ADOPTION OF TRANSACTION-BASED APPLICATIONS OVER WIRELESS NETWORKS AS AN ACCEPTED METHOD OF COMMERCE. In order for Diversinet to be successful, transaction-based applications using PKI-based security over wireless networks must be adopted as a means of trusted and secure communications and commerce to a sufficient extent and within a reasonable time frame, particularly considering our existing financial resources and future capital needs. Since trusted and secure communications and commerce over these networks is new and evolving, it is difficult to predict with any assurance the size of this market and its growth rate, if any.

     If the market for trusted and secure communications and commerce utilizing PKI over these networks fails to develop or develops more slowly than expected, we may have difficulty selling products or generating sufficient revenues to support our business.

     OUR ABILITY TO KEEP PACE WITH THE RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCT INTRODUCTIONS COMMON IN THE ELECTRONIC COMMERCE INDUSTRY WILL DETERMINE OUR ABILITY TO REMAIN COMPETITIVE AND AFFECT THE VIABILITY OF OUR PRODUCTS. To succeed in the mobile e-commerce business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products. We cannot provide assurance that we will be able to improve our products in a timely manner. The emerging market for security products for mobile e-commerce is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. We anticipate this evolution to also occur in the mobile e-commerce market in which we focus our technological developments. The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products. We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security. We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile e-commerce security field.

     THE HIGHLY COMPETITIVE NATURE OF THE ELECTRONIC COMMERCE FIELD COULD PREVENT US FROM ACHIEVING SUCCESS. Our products are targeted at the new and rapidly evolving market for authentication and authorization products for wireless electronic commerce and telecommunications. This market is not mature. We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants. Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and they could therefore render our technologies and products obsolete.

     Because of the broad potential application of our authentication and authorization software, we compete with vendors offering a wide range of computer security products. These competitors include Entrust Technologies, VeriSign, Certicom, Baltimore Technologies, Sonera SmartTrust and RSA Security. There also may be other potential entrants to the market of whom we are not yet aware.

     OUR LICENSING REVENUES ARE DEPENDENT ON OUR CUSTOMERS' ACCEPTANCE AND USE OF OUR SOFTWARE PRODUCTS, AND WE EXPECT OUR SALES CYCLE TO BE LENGTHY. Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our product for commercial purposes. We also enter into evaluation agreements in certain cases, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, although until early in fiscal 2000 we generally waived the up-front fee.

     Customers cannot simply license our products and begin using them immediately in their businesses. Making our products work with a particular customer's application may be a complex, expensive and, in certain cases, an ultimately unsuccessful process. This process may also require the customer to make significant commitments of time and money. Based on discussions with our customers, we believe that a customer's required cycle of testing, internal approval and network modifications can reasonably take between six and nine months or longer. Therefore, we expect our sales cycle, or the time between entering into a license agreement and when we begin to receive recurring revenue, to be six to nine months or longer. Also, the amount of revenue can be very limited until the customer's product is made generally available and adopted. Our sales are also subject to significant risks over which we have little or no control, including customers' budgetary constraints and internal acceptance procedures regarding security-related matters.

     TWO MAJOR ENCRYPTION TECHNOLOGY VENDORS SERVICE OUR AREA OF BUSINESS, AND IF WE FAIL TO CONTINUE TO LICENSE ENCRYPTION TECHNOLOGY FROM EITHER OF THEM, IT WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS. Our current product offerings include encryption technology that we source from third-party vendors. We currently license encryption technology from Certicom Corp. and RSA Security; two encryption technology vendors who service the wireless and the e-commerce security market. The term of each of the licensing arrangements we have with these two vendors is open-ended. Encryption technology is currently available from other vendors; however, if either of these agreements are terminated for any reason and we could not obtain sufficient encryption technology from the other vendor, or if both agreements were terminated, we would have to license encryption technology from an alternative vendor. Accordingly, if both current agreements were terminated there might be a disruption to our business.

     Our success will depend in part on our continued ability to have access to these and other technologies that are important to our existing products and may become important to products we may develop in the future. We cannot be certain that we will be able to procure or use any necessary technology on terms similar to existing licenses.

     WE LACK EXPERIENCE IN MARKETING AND SALES, AND WE DEPEND ON OUR RELATIONSHIPS WITH MORE ESTABLISHED CORPORATIONS TO ASSIST IN MARKETING AND SELLING OUR PRODUCT. We have limited sales and marketing experience and limited money to fund marketing. A significant part of our business strategy is to form strategic relationships with more established companies to expose our products to a larger customer base than we could reach through a direct sales and marketing force. Our existing relationships have not resulted in any significant revenues to date and may not result in any revenues in the future. Our existing sales force generated all of our sales in fiscal 2001.

     As a result of our emphasis on these relationships, our success will partially depend on both the ultimate success of the third parties with whom we have these relationships and the ability of these third parties to market our products and services successfully.

     In the past, we have concentrated our sales efforts marketing to application service providers. This strategy has lead to no commercial deployments. As a result and due to some success experienced by us in Hong Kong, we are focussing our efforts on working to establish the necessary infrastructure first. We have jointly developed Mobile e-Cert with Hongkong Post. Hongkong Post will support the Mobile e-Certs through its Mobile Certification Authority and mobile operators will act as the Registration Authorities for the authentication of the identity of Mobile e-Cert subscribers. Hongkong Post is the first recognized public certificate authority in Hong Kong. Hutchinson, the largest and leading mobile operator in Hong Kong, has been appointed the first certified Registration Authority for the registration of Hongkong Post Mobile e-Cert digital certificates to mobile users. The company believes that this appointment also marks the first time worldwide a mobile operator is acting as a Registration Authority for the issuance of wireless digital certificates. After this was successfully accomplished, we have been working with application service providers who will develop applications that will have our software embedded and will utilize Mobile e-Cert.

     We cannot provide assurance that we will be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. Our failure to do so would require us to devote substantially more resources to the distribution, sales and marketing of our products and services. Also, these strategic relationships do not afford us any exclusive marketing or distribution rights. The third parties may reduce their commitments to us in the future or pursue alternative technologies.

     THE NATURE OF OUR PRODUCTS SUBJECTS US TO PRODUCTS LIABILITY RISKS, POTENTIAL LOST REVENUES AND ADVERSE PUBLICITY IN THE EVENT OF PRODUCT FAILURE. Our customers may rely on our products to prevent unauthorized access to computer networks. Malfunctions or design defects of our products could:

     -    cause interruptions, delays or cessation of services to our customers

     -    result in product returns

     - result in liability for damages that exceeds our errors and omissions insurance coverage of U.S. $1,000,000 per occurrence and U.S. $2,000,000 in the aggregate annually

     - adversely affect the market's perception of the security offered by our product, resulting in a lack of demand for our products

     - require us to make significant expenditures of capital or other resources to alleviate the problem.

     OUR LICENSE AGREEMENTS MAY NOT BE ADEQUATE TO LIMIT OUR LIABILITY. A large number of claims by our customers could subject us to significant liability as well as limit the demand for our products. In most cases our license and support agreements attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software. This contractual provision may not always be enforceable. Courts have held that contractual limitations of liability of this type, or the "shrink-wrap licenses" in which they are sometimes embodied, are unenforceable because the licensee does not sign them. If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

     IF COMPUTER HACKERS FIND WAYS TO CIRCUMVENT OUR PRODUCTS, OUR PRODUCTS WOULD NOT PERFORM THEIR ESSENTIAL FUNCTION. Any compromise of the security offered by our products, in a single incident or a series of incidents, would make our products less attractive to our customers. Software error or failure may result from a hacker seeking unauthorized access to a computer network. The methods used by hackers are evolving rapidly and generally are not recognized until they are launched against one or more systems. We are unable to anticipate hackers' tactics. The publicity surrounding any security breaches could adversely affect the public perception of the security offered by our authentication and authorization products and make it more difficult for us to sell our products.

     TECHNICAL ADVANCES IN THE INFORMATION SECURITY MARKET MAY MAKE OUR PRODUCTS OBSOLETE. Our products are based on PKI technology and depend in part on the application of certain mathematical principles forming the basis of the encryption technology that we license and embed in our products. Any significant advance in techniques for decoding or cracking encrypted computer information could render our products obsolete or unmarketable.

     Our PKI products use algorithms, or mathematical formulae, to encrypt and secure information. The security afforded by our products is predicated on the assumption that these mathematical formulae are very difficult to solve. This assumption is based on the fact that years of theoretical and empirical research by leading mathematicians have not resulted in any efficient solutions to these problems. There can be no assurance, however, that future research will not uncover efficient solutions to these problems.

     Also, even if no breakthrough in solving these problems is discovered, they may eventually be solved by computer systems having sufficient speed and power. If improved techniques for decoding encrypted information are developed or made possible by the increased availability of powerful computing resources, our products could be rendered obsolete.

     WE MIGHT NOT ALWAYS BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS. Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We have two U.S. patents, which will be in effect until at least August 22, 2017, and one patent granted in Israel in effect until 2021, as well as 14 applications pending in Europe, Israel, the United States and Canada. We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results. There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

     If our technology or products were determined to infringe upon the rights of others, we would be required to obtain licenses to use that technology. If we are not able to obtain a license in a timely manner on acceptable terms or at all, we may have to stop producing our product until we can develop an alternative that does not infringe the rights of others.

     Patent disputes are common in technology-related industries. We cannot provide assurance that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claims or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our product or require us to enter into royalty or licensing agreements. Any of these events could have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of Canada and the United States.

     THE TERMS OF THE AGREEMENT IN WHICH WE SETTLED TWO LAWSUITS COULD RESULT IN THE PLAINTIFFS HAVING THE ABILITY TO INFLUENCE CORPORATE DECISIONS BECAUSE OF THEIR SIGNIFICANT EQUITY POSITION. Pursuant to a settlement agreement with Knockagh International Ltd. and others, the following obligations still remain:

     - We granted to Knockagh a warrant to purchase 150,000 of our common shares at a price of U.S. $13.125, which warrant (a) becomes exercisable as to 12,500 common shares on the last day of each three-month period commencing on November 26, 1999 and (b) expires on November 25, 2004.

     - On May 15, 2000, we issued to Knockagh a warrant to purchase 263,500 common shares at an exercise price of U.S. $8.594, exercisable as to 21,958 warrants in each three month period following the date of issuance. Such warrant will expire on May 15, 2005.

     - Knockagh has the option to purchase up to 20% of the number of common shares or other securities issued by us pursuant to our next securities offerings on the same terms as the other subscribers to each such offering.

     We believe that Knockagh, as of April 5, 2002, holds 1,908,082 of our common shares, or 6% of our outstanding common shares. If Knockagh exercises warrants granted to it in connection with the settlement, it would own approximately 2,174,288 shares, or 7% of our common shares currently outstanding. The exercise of those warrants could result in dilution to our existing shareholders.

     CHANGES IN THE EXPORT REGULATION OF ENCRYPTION-BASED TECHNOLOGIES MAY RESTRICT OUR ABILITY TO SELL OR LICENSE OUR PRODUCTS. Our products are subject to export controls under Canadian and U.S. laws and regulations. These laws and regulations may be revised from time to time in ways that may materially and adversely affect our ability to sell our products abroad or to make products available for sale or license via international computer networks such as the Internet, although pursuant to an international treaty, a number of countries have relaxed, or are in the process of relaxing, their export rules as applicable to products of the type licensed by us. Canadian and U.S. government controls on the export of encryption technologies which we license from third parties and which are embedded in our products may, if subject to revision, be amended and subsequently restrict our ability to freely export our products. As a result, foreign competitors subject to less stringent export controls on their products may be able to compete more effectively than we can in the global information and computer security market.

     OUR ARTICLES OF INCORPORATION AUTHORIZE US TO ISSUE AN UNLIMITED NUMBER OF COMMON SHARES, WHICH COULD RESULT IN DILUTION TO OUR SHAREHOLDERS. Shareholders may experience dilution because our articles of incorporation authorize us to issue an unlimited number of common shares, subject to regulatory and/or shareholder approval. Our shareholders, with the exception of Knockagh, have no right to purchase additional common shares when we issue new shares. As of April 5, 2002, we had 31,600,584 common shares issued and outstanding.

     In addition, our ability to issue an unlimited number of common shares may have the effect of delaying, deferring or preventing a takeover attempt by a third party attempting to acquire control of us.

     IF OUR COMMON SHARES SHOULD BECOME INELIGIBLE FOR CONTINUED QUOTATION ON THE NASDAQ SMALLCAP MARKETSM OR A PUBLIC TRADING MARKET DOES NOT CONTINUE FOR ANY REASON, HOLDERS OF OUR COMMON SHARES WILL HAVE DIFFICULTY SELLING THEIR SHARES. Within the eighteen months ended October 31, 2001, our net tangible assets and the bid price for our common shares were very close to the minimum listing requirements of the NASDAQ SmallCap MarketSM; if we fall below these requirements, the holders of our common shares may have difficulty selling their shares. Our common shares have been quoted on the NASDAQ SmallCap MarketSM since June 1995. Within the eighteen months ended October 31, 2001 our net tangible assets were as low as U.S. $3,830,000, and the closing bid price for our common shares was as low as U.S. $1.00 during fiscal 2001. NASDAQ requires that we maintain a minimum bid price of U.S. $1.00 for continued listing but allows a grace period of 180 days. Following this initial grace period, issuers that demonstrate compliance with the core initial listing standards will be afforded an additional 180-day grace period within which to regain compliance. On March 9, 2002 we received notice from NASDAQ that we had not met the minimum U.S. $1.00 per share requirement and may be subject to delisting.

     In addition to the foregoing requirement, in order for our common shares to continue to be listed on the NASDAQ SmallCap MarketSM:

     -    We must maintain:

          --   net tangible assets of at least U.S. $2,000,000(1); OR

          --   stock holders' equity of at least U.S. $2,500,000, OR

          --   a market capitalization of at least U.S. $35,000,000; OR

          -- net income in the latest fiscal year or in two of the last three fiscal years of at least U.S. $500,000;

     -    Our public float must be at least 500,000 shares;

     -    The market value of our public float must be at least U.S. $1,000,000;

     -    We must have at least two market makers; and

     -    We must have at least 300 round lot shareholders.

     As of April 5, 2002, we met all of these tests, other than the minimum U.S. $1.00 per share bid price. We cannot provide assurance that we will meet all of these tests. Failure to meet these listing requirements could result in our stock being traded on an unlisted, less transparent market such as the OTC Bulletin Board.

     OUR COMMON SHARES MAY CONTINUE TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON SHARES. The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Our common shares are currently penny stock.

     Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks.

     The liquidity of our common shares may be materially and adversely affected if our common shares continue to be penny stock due to the administration requirements imposed by these rules.

     IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS BECAUSE WE ARE INCORPORATED IN CANADA. Diversinet is incorporated under Canadian law and the majority of our directors

--------------------
(1) For issuers listed as of June 29, 2001, continued listing can be maintained by either the new U.S. $2,500,000 stock holders' equity or the old minimum U.S. $2,000,000 net tangible asset standard until November 1, 2002.

and executive officers are Canadian citizens or residents. All, or a substantial portion, of these persons' assets and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or Diversinet or to enforce against them judgments of U.S. courts predicated upon civil liabilities under U.S. federal or state securities laws. Also, there is uncertainty as to the enforceability in Canada, in original actions or in actions for enforcement of judgments of the U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

     WE MAY BE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY, WHICH WOULD HAVE ADVERSE TAX CONSEQUENCES FOR OUR U.S. SHAREHOLDERS. We may be treated as a passive foreign investment company, or a PFIC. While we do not believe that we should be treated as a PFIC, whether we are treated as a PFIC depends on questions of fact concerning our assets and revenues. Accordingly, we cannot assure you that we will not be treated as a PFIC. If we were to be treated as a PFIC, there could be material adverse tax consequences to U.S. holders of our common shares. For additional information on the PFIC issue, please turn to "Item 10-E. Taxation - United States Federal Income Tax Consequences - Passive Foreign Investment Company."

ITEM 4.  INFORMATION ON DIVERSINET

4-A.     HISTORY AND DEVELOPMENT OF DIVERSINET

     Diversinet Corp. (formerly The Instant Publisher Inc.) was formed on December 8, 1993 through the amalgamation of The Instant Publisher Inc. with Lombard Consolidated Resources Inc., an Ontario corporation. We are regulated in accordance with the Ontario Business Corporation Act.

     Our registered and principal office is located at 2225 Sheppard Ave E., Suite 1700, Toronto, Ontario, Canada, M2J 5C2 (telephone: 416-756-2324; fax:
416-756-7346).

     The following table provides the amount spent on capital expenditures for the last three fiscal years ended October 31:

     YEAR                                            AMOUNT

     2001                                          $1,186,000

     2000                                          $1,764,000

     1999                                          $  225,641


     There have been no major capital divestitures during the three-year period ended October 31, 2001. A large portion of the capital expenditures have been computer hardware and software required for our continued growth. Most of these expenditures have occurred at our head office. We currently have no significant capital expenditures or divestiture projects in process. All capital expenditures have been financed through working capital.

4-B.     BUSINESS OVERVIEW

     We are a security software product company that develops, markets and distributes PKI security solutions that provide for the secure transmission of data over wireless networks and devices. Our solution encompasses all aspects of commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

     We are a pioneer in providing security products for mobile commerce over wireless networks and are striving to become the leading provider of wireless security solutions. Our strategy to achieve this objective involves: targeting emerging m-commerce markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and research and development and building awareness of the Diversinet brand.

     Security solutions are becoming important to a wide range of parties -- service providers, applications developers, certification authorities, enterprises, content providers and end-users -- as organizations increasingly utilize public and private networks for confidential and high-value transactions. The highly publicized security breaches associated with communications, the storage of confidential information and transactions over communications networks have accentuated the need for security solutions that address the critical network security needs.

     We believe that the enactment of the Electronic Signatures in Global and National Commerce Act by the United States in June, 2000, together with similar legislation emerging throughout the world is increasing the demand for security in mobile commerce to parallel that of the bricks-and-mortar world.

     A wide range of products and services has been introduced recently to address the security needs of mobile users. However, the lack of flexibility, scalability and comprehensiveness inherent in many of these solutions led companies such as Diversinet to develop a combination of public-key encryption and digital certification systems in a PKI design to address all critical network security needs.

     Even as standards for wireless security develop, an efficient implementation of mobile security is required to:

     - make efficient use of the available bandwidth,

     - effectively utilize a mobile device to provide a rich experience while offering efficient access to information and applications,

     - manage the constraints of devices such as battery life, memory and processing power, and wireless network coverage,

     - enable a seamless experience allowing the user to move across wireless technologies from public wide-area networks to private, local area networks,

     - and, provide strong security for wired and wireless applications via a single infrastructure.

     Global investment in PKI products and services will grow from $436 million in 2000 to $3.4 billion in 2006. An especially large growth area will be the mobile sector. In 2000, mobile devices accounted for just 1% of overall PKI revenues. However, after 2003, when the mass market begins to take up 3G devices, wireless PKI will become a major industry, accounting for up to 45% of total PKI revenues in 2006. This trend will continue as the uptake of the mobile Internet accelerates. [SOURCE: Datamonitor, May 2, 2001 "eSecurity: PKI the way forward."]

     There are a number of significant demand drivers for PKI security-related solutions:

     - laws recognizing electronic signatures and signed transactions as being legally equivalent to paper-based transactions,

     - a rise in electronic and mobile commerce transactions,

     - recognition that accredited digital certificates are necessary to confidently identify parties to an electronic transaction,

     - increased interest from business users in wireless office applications, healthcare, and business-to-business scenarios,

     - the launch of 2.5G and 3G mobile networks that offer faster data speeds, and an always-on connection,

     - and the emergence of security and wireless industry standards.

     Industry forecasters predict that there will be many more wireless devices (e.g. smart phones, pagers and personal digital assistants or "PDAs") than computers accessing the Internet in the future. In addition, wireless devices can communicate directly with one another without going over the Internet (referred to as peer-to-peer) or wireless devices can communicate directly with enterprises.

     Our products are designed to address the unique needs of wireless devices, networks and applications. We have invested significant engineering resources in developing technology we acquired in fiscal 1996. Our main product is the Passport Certificate Server(R), which enables the implementation of a PKI solution for mobile communications and e-commerce. We believe that the Passport Certificate Server(R) offers advantages in terms of privacy, efficiency, scalability and flexibility over conventional solutions. Our second product, the

Passport Authorization Product(TM), extends the functionality of digital certificates by granting privileges, through digital permits, to the holder of either a Diversinet certificate, or other selected vendor certificates. In fiscal 2001, the Company introduced several new products to further expand its offering. Such products include its new GSM/SIM V2.0. The SIM solution is based on Gemplus GemXplore(TM) Trust Public Key SIM card technology and fully integrates into Diversinet's application security and PKI suite of products. SIM V2.0 enables PKI security solutions over both WAP and non-WAP GSM phones. The company also introduced Passport WAP that enables high-value, personalized services over 2.5 and 3G wireless networks. Passport WAP is designed to comply with the WAP 2.0 specifications.

     During the year, we have had some success deploying our products in the Hong Kong market. Hongkong Post, the first recognized mobile certification authority in Hong Kong, launched Mobile e-Cert mobile certificates jointly developed based on our wireless security products. In North America, we have been working with e-Scotia who are in the process of building a Certificate Authority which is intended initially to service Canada and the United States. E-Scotia has licensed our software for this purpose and their CA is expected to launch in the summer of 2002. We have had preliminary success in Europe towards establishing a similar model. We have also conducted pilots in England.

     During fiscal 2001 we released version 4.1 of the Passport Certificate Server(R). The latest version supports both RSA and ECC encryption technologies to produce a single wireless security infrastructure that supports multiple wireless devices with different cryptographic libraries. We believe that this product sets Diversinet apart from its competition as it enables enterprises to roll out wireless security for all wireless devices with a single wireless security infrastructure, thereby reducing implementation and infrastructure costs for the enterprise.

     We also released our new Passport Portal product for securing m-commerce transactions over WAP-enabled devices. The Passport Portal (or PKI Portal) provides WAP device users with a single point of access to acquire digital certificates and validate those certificates and digital signatures. This single-access point bridges the wireless and wired world by allowing WAP devices to effectively communicate with standards-based X.509 Public-Key Infrastructures. This product has had limited use to date.

INDUSTRY BACKGROUND

     In recent years, the wireless data industry has been growing on many fronts. The worldwide growth of the wireless data industry is being propelled by the explosive growth of the Internet and the consequent demand for wireless access to the Internet, high penetration rates for users of mobile telephones, intense price competition among wireless network operators and the emergence of worldwide standards for wireless communications.

     Security has and will continue to be a major concern for the wireless data community. The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile security.

     The wireless market and its existing wired solutions are not readily adaptable to its networks, applications and devices. Wireless networks are fundamentally different from wired networks. In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface. In wired networks data and content reside largely in databases, and data is extracted by the user on a simplified query basis using search engines - the user must either find or know where to get the information for which he or she is looking.

     Wireless networks currently have no such standards for client platforms, operating systems or user interfaces. The wireless device may be a PDA, a two-way pager or a smart phone. Multiple operating systems are being employed.

     Wireless industry standards are emerging, and we are a member and contributor to many of the standard-setting bodies. One of the main standards setting forums is the Wireless Application Protocol (also known as WAP) Forum. The objective of this association is to develop standards intended to bring Internet content to wireless devices by creating global wireless protocol specifications and standards that work across all wireless network technologies. In addition to the WAP Forum, we are members of Radicchio, PKI Forum, The Open Group, Bluetooth SIG, Consortium for Efficient Embedded Security, Mobile Electronic Transactions organization, Mobile Execution Environment Forum, Standards for Efficient Cryptography Group and the Mobile Marketing Association.

NEED FOR SECURE TRANSACTIONS

     The openness and accessibility that have stimulated the adoption and growth of the Internet, and of wireless and wired public and private networks, also create threats to the privacy and integrity of information that is transmitted across or stored on the networks. According to a November 2000 survey conducted by Ipsos-Reid, more than seventy percent of wireless users residing in the United States and Canada have concerns about the security and privacy of their wireless communications. These security concerns are generally cited as being the greatest barrier to wide-scale deployment and adoption of corporate and m-commerce applications on handheld devices. Well-publicized Internet fraud experienced by VISA International and e-Bay and attacks resulting in overloading of popular e-business web sites by hackers have highlighted the need for improved security. Enhanced security is critical for such wireless applications as banking, brokerage, database access, and corporate and consumer purchases.

     The security risks associated with communications and commerce over the Internet, and over wireless and wired public and private networks, have accentuated the need for information security solutions that address five critical network security needs:

     AUTHORIZATION -- Only authorized users should be able to view or modify certain data.

     CONFIDENTIALITY -- Data in transit over the network or in storage should not be disclosed to unauthorized persons.


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
     INTEGRITY -- Data should not be altered or compromised by unauthorized manipulation.

     AUTHENTICATION -- The identity of the data sender and receiver should be verified.

     NON-REPUDIATION -- The sender of a transmission should not be able to deny or repudiate the message.

     A wide range of products and services has been introduced to address one or more of these five critical network security needs. For example, access control is provided by products such as firewalls and password tokens, which limit network access only to users having recognized addresses or entering recognized passwords. These products are generally limited in their flexibility and do not directly address such requirements as confidentiality, integrity, authentication and non-repudiation. Encryption devices and programs provide confidentiality, but are device-dependent and generally do not address issues of authorization, integrity, authentication and non-repudiation.

     The lack of flexibility and scalability inherent in these solutions has led to the development of public-key encryption and digital certification systems combined in a PKI, designed to address all five critical network security needs.

     Public-key systems offer the ability to create digital signatures. A user applies his or her private key to the date to be signed, creating a digital signature. Subsequently, anyone can certify the correctness of the signature using the user's public key. If the signature verifies, then the signer must possess the correct private key. In addition, it proves that the data signed has not been modified thus satisfying the security needs listed above.

     Because a digital signature allows a user to prove only that he or she holds the private key that matches a particular public key, additional data is necessary to use signature validation to create an assurance of identity. This is accomplished with digital certificates, which are signed messages that bind a name or other attributes of the holder of a given private key to the corresponding public key. Each certificate is signed by a trusted third party known as the certificate authority, or CA; the CA vouches that a given user is the sole holder of the private key matching the corresponding public key. The signature from the CA allows the binding of the name to the public key to be trusted. This allows a relying party to validate the identity of a user or server by first checking the validity of the certificate and then verify the signature against the certified public key. A CA may cooperate with a registration authority. The registration authority is responsible for validating a user's identity, on behalf of the CA, before a certificate is issued. The collection of certificate authorities, registration authorities, policies, and procedures associated with the management of public keys is known as public-key infrastructure. Enterprises have adopted PKI because it offers proven, tested information security standards leading to greater confidence in the resulting applications and lower integration costs for developers.

MARKET ACCEPTANCE OF DIGITAL CERTIFICATION

     The use of digital certificates has gained significant market acceptance in particular sectors where information security is critical, such as government, finance, health care and telecommunications. We believe that digital certificates will one day be nearly as widely adopted by the general public as e-mail is today.

     The acceptance of digital certificates in the United States escalated upon the signing of the Electronic Signatures in Global and National Commerce Act (commonly referred to as the E-Signature Act) on June 30, 2000. Former President Clinton signed into federal law the E-Signature Act which legalizes contracts "signed" with electronic signatures, thus giving the same legal validity of written contracts to electronic contracts. We believe the new law is a significant step to provide consumers and businesses with greater confidence regarding the security of transactions made over wireless and wired networks. The E-Signature Act also provides a uniform legal framework across state lines so that electronic transactions can be conducted with the assurance that contracts signed electronically will be valid throughout the 50 states. Similar legislation is emerging throughout the world.

     In August 1996, the United States passed the Health Insurance Portability and Accountability Act to reduce administrative costs and burdens in the health care industry through the use of electronic communication. Health Insurance Portability and Accountability Act requires the Department of Health and Human Services to adopt national uniform standards for the electronic transmission of certain health information. One important aspect of Health Insurance Portability and Accountability Act is the mandate to adopt standards for secure electronic health transactions, including the protection of information exchanged between healthcare providers, such as claims, enrollment, eligibility, payment, and coordination of benefits.

     Since the E-Signature Act was signed, it opened the door for other electronic applications to utilize digital certificates as a legal way of conducting transactions. In the healthcare industry, medical professionals are starting to use wireless communications to access patient records and medical reports, as well as to input information into these files and write electronic prescriptions for patients.

NEED FOR A PKI

     The increasing acceptance of digital certificates is beginning to give rise to numerous products and services that issue digital certificates or that are able to work with digital certificates. However, the mere issuance of digital certificates does not ensure that a user's access is properly monitored, that privileges associated with access are accurately and currently defined, or that the certificates in question have not been withdrawn or replaced.

     Indeed, the proliferation of users and certificates greatly complicates management of these issues, which is critical to maintaining an effective secure environment across and between enterprises. To address these needs, enterprises generally require a robust PKI that supplements certificate issuance functions with full life cycle management of public and private keys, including issuance, authentication, storage, retrieval, backup, recovery, updating and revocation, in an easy-to-use, cost-effective manner. We believe that demand for this class of product will increase during the next few years.

MARKET SIZE

     The market for wireless and wired PKI products and services generally encompasses those products and services that rely on the use and management of public-key cryptography and certificates, including key, certificate and policy management. The overall market for PKI products and services is forecasted to grow from U.S. $281 million in 1999 to U.S. $3.01 billion in 2004, according to a December 2000 report prepared by International Data Corporation. The wired portion of this market was forecast to grow to U.S. $2.6 billion by year 2001 according to a report prepared by ING Barings. Despite the fact that the actual market size did not meet the forecast, we expect the market for wireless PKI products and services to be larger than the wired market. Since our authorization product applies to virtually any digital certificate product, the market for digital certificates (or PKI) serves as a useful proxy for the size of the market for authorization or permit products.

DEMAND DRIVERS

     We believe that the four significant drivers of demand for m-commerce security related products and services are as follows:

     1.     Rise of e-commerce over the Internet

     The rising importance of e-commerce is illustrated by International Data Corporation's forecasted increase in the value of annual business-to-business activity from U.S. $22 billion in 1998 to U.S. $338 billion by 2002. Also according to IDC, the value of annual business-to-consumer activity during same time period is forecasted to increase from U.S. $5 billion to U.S. $94 billion. Industry forecasts expect similar growth rates to apply to m-commerce based on the forecasted penetration of wireless devices. It should be noted that these industry forecasts have been missed which is reflected in our internal forecasts being missed as well.

     2.     Data over wireless networks and the emergence of the wireless
Internet

     On July 31, 2000, IDC reported its estimate for the number of m-commerce subscribers to grow from fewer than a thousand in 1999 to more than 29 million in 2004 and the value of m-commerce transactions will increase from being negligible to approximately $21 billion during the same time frame.

     Mobile voice communications has reached high penetration levels of 50% to 60% in Europe and 30% to 40% in North America. Voice communications represent approximately 98% of traffic on the wireless networks that hosted the communications. Competition by network operators for the voice customers is intense and has reduced revenue growth per customer. These wireless network operators are expected to implement new value-added services, such as m-commerce, to maintain revenue growth in the face of competition from other voice network operators.

     3. Wireless standards, technology improvements and awarding wireless spectrum licenses

     Worldwide initiatives are evolving for wireless standards, such as WAP, that enhance the attractiveness for wireless device and m-commerce application developers to create products and services to operate on wireless networks. Network operators are also preparing for the opportunities that m-commerce holds by upgrading their networks to maximize available capacity and providing wireless device connection to the Internet that is always on rather than having to establish an Internet connection when needed.

     4. Lack of security as an impediment to m-commerce and e-commerce growth

     Security is often regarded as the primary impediment to the mainstream adoption of the Internet as a business tool. Given the importance attached to the Internet and wireless networks and the related potential for cost reduction and revenue generation, the issue of security becomes one of fundamental need and importance. The majority of respondents to a recent survey conducted by Deloitte & Touche cited the following barriers to e-commerce: lack of security, other priorities, immature technology and no proven benefits. VISA International has stated publicly that although only two percent of its credit card business relates to Internet transactions, fifty percent of its disputes and discovered fraud are in that area. VISA also stated that the problem of authentication has become one of the most important issues facing e-commerce in the financial industry. In another well-publicized demonstration of the security issues involved in conducting commercial transactions over the Internet, e-Bay, an Internet-based on-line auction site, recently had a third party fraudulently execute an auction purchase under the name and password of one of e-Bay's customers. This security breach demonstrates the issues relating to the authentication of customers. Recent overloading of e-business web sites by hackers and the hacking of hundreds of thousands of credit cards has served to highlight the need for strong security.

STRATEGY

     We strive to be a leader in providing security products for m-commerce over wireless networks and other networks, including corporate networks, telecommunications systems and the Internet.

     Our revenue model consists of (i) license fees from the licensing of our Passport Certificate Server(R) and Passport Authorization Product, which are one-time fees typically recorded upon execution of the license agreement and the shipment of the software as long as all vendor obligations have been satisfied and collection of the license fee is probable (although a licensee may ultimately require additional servers and pay additional fees), (ii) recurring royalties from the provision of certificates and permits, (iii) annual support fees (for phone assistance and product updates) and (iv) consulting fees (advice regarding the integration of our software with a client's application). In


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
certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees). As our business evolves, we expect that most of our revenue will be generated through recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks.

     The key elements of our strategy to achieve this objective include the following:

     TARGET EMERGING M-COMMERCE MARKETS. Our sales and marketing activities are primarily targeted at emerging markets of mobile enterprise, that include such applications as mobile banking, stock trading, gaming, prescriptions and other transfers of medical information, in addition to more traditional forms of e-commerce over wireless networks. Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and network operators. Our business plan is dependent of the cooperation of numerous parties to a transaction. The original equipment manufacturers, or OEMs, must integrate our software into their hardware and software products. These personal digital assistants, or PDAs, are then sold to consumers or enterprise customers. Application developers also integrate our technology into their solution. Once this software is embedded into a PDA and the end user performs an action, a digital certificate or digital permit will be issued. A certificate authority, or CA must also be PKI enabled and issue these certificates. A CA may cooperate with a registration authority. The registration authority is responsible for validating a user's identity, on behalf of the CA, before a certificate is issued. It is through all these parties working together that our vision is realized.

     EXPAND STRATEGIC RELATIONSHIPS. We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our authentication and authorization products. These include relationships with such companies as:

     -    AU Systems

     -    Digital Signature Trust

     -    Ericsson

     -    e-Scotia.com

     -    Gemplus

     -    Hewlett-Packard

     -    Openwave

     -    Oracle

     -    Microsoft


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
     -    Hutchison

     -    Hongkong Post

     -    Research In Motion

     -    SchlumbergerSema

     MAINTAIN WHAT WE BELIEVE TO BE A LEADERSHIP POSITION IN TERMS OF RESEARCH AND DEVELOPMENT OF TECHNOLOGY. In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information. This technology, as well as our root rollover and permit technology, forms the primary foundation on which we base our current product developments. We have invested, and intend to continue to invest, significantly in the development of our technology. We will base future development of our technology on wireless security market requirements. In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017. In April 2001 we received a U.S. patent for our technology relating to the handling of permissions. In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer. We also have 14 other patent applications pending in Europe, Israel, Canada and the United States.

     BUILD AWARENESS OF THE DIVERSINET BRAND. Our goal is to establish our brand as a leader for security products for all transactions over wireless networks. We plan to achieve this goal through a variety of programs that will generate brand awareness. These include regular press and investor sessions, an ongoing pro-active speaking program by senior management and regular interaction with major market influencers.

PRODUCTS AND PRODUCT DEVELOPMENT

     PRODUCTS

     We develop, market and distribute two primary products, the Passport Certificate Server(R) and the Passport Authorization Product, that together provide what we believe to be a comprehensive security solution with a focus on wireless applications. Our products are designed to address the unique needs of wireless devices, networks and applications. When integrated with an enterprise's specific application, our products enable these enterprises to effectively manage secure communications across a wide range of applications.

     Our Passport Certificate Server(R) addresses the five critical network security needs of enterprises (authentication, non-repudiation, integrity, privacy and authorization) and allows for consistent enterprise-wide security policy management, permitting any enterprise or service provider to establish its own flexible and highly reliable PKI. The Passport Certificate Server(R) issues digital certificates, consisting of public and private keys to authenticate users of business applications in real time. The digital certificates comply with the WAP wireless transport layer security standards, for those wireless applications that require this standard, and are also being


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
offered for applications that do not require the WAP standard. The Passport Certificate Server(R) software provides anonymity through the use of globally unique identifiers. Permissions or private information/credentials of digital certificate owners are stored separately. The Passport Certificate Server(R) runs on Microsoft Windows 2000, NT or Unix platforms and includes a client software developer's toolkit.

     Our current product offerings include encryption technology that we source from third-party vendors. We currently license encryption technology from Certicom Corp. and RSA Security, two encryption technology vendors who service the wireless and the e-commerce security market. Under the terms of each of the open-ended licensing arrangements we pay a royalty to the licensor when we derived recurring revenue from the deployment of our products. There are a limited number of suppliers of encryption technology. If either of our encryption technology license agreements is terminated and sufficient technology is not available from other vendors, we would not have the necessary license to produce our products.

     We believe that the our Passport Certificate Server(R) offers the following advantages over conventional authentication solutions that make it well suited for wireless devices and wired networks:

Privacy
     - Our public-key certificates do not contain personal information, thereby ensuring anonymity

Efficiency
     - Our certificate is small in size, since only relevant, and not private, information is included

     - It uses a compact encoding scheme and Elliptic Curve Cryptosystem or RSA encryption keys

     - Root rollover provides a safe way, with minimal downtime, to update all certificates issued in a PKI realm

     - On-line validation of certificates, which is more efficient than other methods (such as revocation lists)

Scalability
     -    It accommodates practically any number of certificates

     - Support for wide range of wireless devices (GSM/SIM cards, Palms, Pocket PCs, RIM and WAP phones)

Flexibility
     - The client globally unique identifier within a public-key certificate can be associated with one or more attribute certificates

     - Companies can set up environments to be closed or open, such as allowing clients to reserve their own globally unique identifier

     - A functional attribute can be assigned to a public-key certificate for a specific application function

     -    Aliases can be assigned to client's globally unique identifier

     We believe that our products are ideally suited to m-commerce security using wireless devices. Some of the important characteristics and challenges of these wireless devices compared to personal computers are:

     -    the devices have a less powerful central processing unit

     -    they contain less memory

     -    they have a more restricted power supply

     We believe our technology and approach to secure m-commerce have several distinct advantages over existing security methods. Most notably, our solutions were developed specifically for the wireless environment. Our digital certificate technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.
Our technology achieves this goal by using a digital certificate format designed to eliminate non-essential information such as user name fields, which often is also confidential. As a result, our digital certificate consumes approximately one-tenth the storage requirements of digital certificates designed for wired networks, while also preserving the anonymity of the user. Our digital certificate can be easily stored on the wireless device, allowing for end-to-end security from device through to the application provided on the wireless network.

     Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources.

     Our Passport Authorization Product(TM) grants privileges to the holder of our digital certificate or the digital certificate of certain other vendors. The authorization product issues digital permits that are linked to the holder's digital certificate. The digital permit is designed to allow digital certificates to serve additional functions such as authorizing users to perform specific tasks once they access a given network.

     We also distribute a wireless service called First Call In-Touch, that provides real time investment research and earnings data for financial market professionals by providing wireless applications which provide wireless access to First Call Notes(TM), a Thompson Financial Services Inc. product. First Call In-Touch went into full production in May 2000. Although we believe the product has significant potential, at this time we do not consider it to be a core product.

     PRODUCT APPLICATIONS

     Our Passport Certificate Server(R) product is primarily intended to support a wide variety of emerging m-commerce applications in the financial, healthcare and gaming industries. Our Passport Authorization Product(TM) is intended to support a wide variety of emerging wireless and wired applications, such as coupons and loyalty programs, prescriptions for doctors for online pharmacies, and rights for subscription services (e.g., a 45-day electronic subscription for the Wall Street Journal).

     PRODUCT DEVELOPMENT

     Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position. More specifically, the group is currently focused on the development of additional features for the Passport Certificate Server(R) and Passport Authorization Product(TM), the features of which will be assessed in terms of market demand and competition. Our engineering group reviews all relevant proposed industry standards or conventions as they are developed and seeks to make our products compatible with each of them. In addition, we participate in industry standard bodies, such as the WAP Forum and the Open Group and we monitor the activities of others, such as the Internet Engineering Task Force (IETF) and the American National Standards Institute (ANSI).

PROFESSIONAL SERVICES AND SUPPORT

     We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements. We are in the process of building a professional services group that will provide product integration services, customized engineering solutions and training to customers.

     Our support offerings to date include direct telephone consulting, e-mail and fax support, Internet access to our knowledge repository, and discussion group access. Payment of an annual maintenance fee also entitles customers to receive certain software enhancements to their licensed versions of our security solution.

RESEARCH AND DEVELOPMENT

     We expect that our future success will depend in large part on our ability to continue to maintain what we believe is a leadership position in terms of research and development of technology. Our research and development efforts are focused on developing core technologies and enhancements to existing products to maintain and extend our technology and product leadership position.

     As of October 31, 2001, our research and development staff consisted of twenty employees and two contractors. Research and development expenditures were $6.9 million in 2001, $5.9 million in 2000 and $1.7 million in 1999. We expect to spend approximately $2.6 million in fiscal 2002. We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.


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
CUSTOMERS

     To date, we had executed licensing agreements with a range of customers including RIM, Aether Systems, i3 Mobile, DataLink.net, e-Scotia.com Inc., Heracle Technologies, British Telecommunications plc and SinoSky Technology Development Ltd. In addition, we received services revenue for support and maintenance from RIM (for custom development support) and a number of other small services contracts for professional services and training. We currently have several customers developing the products for integration into their product offerings (as an embedded component) and others developing pilot deployments to end-users. We include the Palm and RIM Blackberry clients with our offering.

     We believe the following customers are in various stages of integrating our products into consumer-oriented applications or pilot projects:

     e-Scotia.com Inc.
     Heracle Technologies
     Hongkong Post
     Hutchison
     Research In Motion
     iMerchants Ltd.


     In addition, we have co-marketing and/or development agreements with several innovative companies. These companies are working with Diversinet to develop integrated security solutions. If successful solutions are developed, Diversinet expects to earn revenue as these solutions become commercially available. Some of these relationships include the following companies:

     AU Systems
     DST
     Ericsson
     Gemplus
     Odigo / Wireless Systems
     SchlumbergerSema
     SecureNet


     We have also entered into a number of strategic alliances during the past year that we believe will facilitate the adoption of our security technology. These alliances are with the following companies:

HONGKONG POST

     Hongkong Post and Diversinet jointly developed Mobile e-Cert, based on our wireless security products. Hongkong Post will support the Mobile e-Certs through its Mobile Certification Authority and mobile operators will act as the


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
Registration Authorities for the authentication of the identity of Mobile e-Cert subscribers. Hongkong Post is the first recognized public certification authority in Hong Kong, and Hongkong Exchanges and Clearing Ltd support this initiative. Mobile e-Cert service will facilitate secure stock trading, banking, gaming, and digitally signed messages over wireless communications devices. This marks the first-ever availability of Mobile e-Certs globally. Subsequent to year-end, Hutchinson Telecommunications (HK) Ltd., the largest mobile operator in Hong Kong, became the first Registration Authority.

     The first phase of the new Mobile e-Cert service supports Palm and Pocket PC PDAs, and mobile phones. Future phases of the service will support WAP devices and other PDAs.

E-SCOTIA.COM INC.

     We have entered into an agreement with e-Scotia, Scotiabank's e-commerce subsidiary, for the incorporation of our advanced wireless security products
into e-Scotia's managed security infrastructure.   Under this agreement,
e-Scotia was granted a worldwide license to utilize Diversinet's Passport Certificate Server(R) and Passport Authorization Product(TM) for e-Scotia customers requiring secure wireless e-commerce certification services. e-Scotia will integrate Diversinet's wireless security solutions into its infrastructure in order to provide end-to-end wireless security services for mobile commerce applications using wireless devices such as personal digital assistants (PDAs), pagers, and smartphones.

     This will enable e-Scotia to deploy fully secure mobile financial service applications. This new wireless security service offering will be available globally. Enterprises and wireless high-value application developers will have a trusted third party to provide the wireless identity authentication services required in mobile financial applications.

SCHLUMBERGERSEMA

     Diversinet and Schlumberger Network Solutions, an operating unit of SchlumbergerSema and a leading provider of technical services enabling mobile applications, are collaborating to deliver end-to-end security solutions for m-commerce applications. Under the terms of the strategic agreement, Diversinet and SchlumbergerSema will combine the SchlumbergerSema unique Simera Java technology with Diversinet's Public-Key Infrastructure (PKI) products and services, enabling advanced PKI security over GSM phones for secure Short Message Service (SMS) messaging. As part of this agreement, SchlumbergerSema will act as a channel to market the GSM/PKI solution to mobile operators and the 550 million GSM subscribers globally.

MARKETING AND SALES

     MARKETING

     Our marketing efforts will support our two primary marketing objectives:

     (i)  increasing awareness through building the Diversinet brand; and


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
     (ii) generating sales leads in our target markets. Our efforts to increase awareness and build our brand will entail gaining positive coverage in targeted trade and business publications and establishing and developing relationships with analysts from market influencers, such as Yankee Group and Meta Group. Diversinet will pursue the generation of sales leads through the implementation of programs such as web marketing, direct mail, active participation in targeted events, and cooperative marketing activities in support of channel partners.

     SALES

     We offer our products in Canada, the United States, Europe, Asia and Africa employing several sales models to target our intended markets.

     We believe that our coverage of the Asia Pacific, North American and European markets by our sales team is necessary to pursue our targeted customer base, which is in the early stage of wireless application deployment and testing. Our customer focus is certificate authorities that we will work with to implement the infrastructure necessary to conduct secure m-commerce transactions. Once established, we will turn our attention to enterprises, application developers, equipment manufacturers and network operators.

     Certificate authorities provide significant strategic sales avenues for Diversinet. Once a certificate authority has our technology in place, the CA will promote their solution to enterprises in order to increase sales of their wireless digital certificates.

     We are also exploring other distribution channels to assist in either reseller relationships and/or private branding of our products.

     The current sales and implementation cycle for our certificate authority products is approximately twelve months and consists of four phases:

     -    Initial contact and customer education/qualification

     -    Pilot proof of concept

     -    Early deployment testing

     -    Phased production rollout

     With the launch of e-Cert with Hongkong Post as a certificate authority in Hong Kong, we are working on building the necessary infrastructure in Asia for secure m-commerce.


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
     DEVELOPMENT

COMPETITION

     Our digital certificate technology is targeted at the new and rapidly evolving demand for secure m-commerce solutions. Although the competitive environment has yet to develop fully, we anticipate that it will be highly competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants. We believe we are one of a few companies that currently have PKI-based solutions on PKI standards available in the wireless security market that provides an end-to-end solution. Sonera SmartTrust is our primary competitor in the technology platform on which most cellular phones in Europe operate. There are a number of successful wired network security vendors who have announced their intention to compete in the wireless space. These include Certicom, Entrust, VeriSign and Baltimore. While these competitors have better name recognition in general, we are striving to become a leading brand in wireless security today. We also anticipate competition from a number of other larger and smaller companies that provide other certificate security solutions. Many of our competitors and potential competitors have significantly greater resources than we have.

     The principal competitive factors affecting the market for wireless security products include technical features, ease of use, reliability, level of security, scalability, customer service and support and price. There are also significant technical challenges that are unique to the wireless environment, including constraints in device processing and storage capabilities, and network throughput limitations. We believe our products have been optimized for this unique and technically challenging environment. Our future success will largely depend on our ability to make our products available to serve the rapidly growing network security market, rather than taking market share away from competitors.

REGULATORY MATTERS

     Our products are subject to special export restrictions administered by the Canadian government and are also subject to import restrictions and/or use restrictions imposed by countries such as the United States, although pursuant to a recent international treaty, a number of countries have relaxed, or are in the process of relaxing, their export rules as applicable to products of the type licensed by us. Consequently, our ability to export our products to destinations outside of Canada is subject to a variety of government approvals or licensing requirements. These export controls may also restrict our ability to make some products available for sale via international computer networks such as the Internet. Re-export of the products between countries other than the United States and Canada may be subject to the export control laws of those countries in addition to those provisions of Canadian export control laws which apply to re-exported goods. In light of these restrictions, depending on the country of destination, industry sector and/or end-user, some of our products made available abroad may contain significantly weaker encryption capabilities than those available to customers in Canada, and there can be no assurance that we will continue to be able to export our products to any destinations outside of Canada. Such restrictions could potentially have an adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, trade secret and trademark laws, non-disclosure agreements and contractual provisions to establish and protect our proprietary rights. We also seek to protect our trade secrets and other proprietary information through license agreements with customers and suppliers, as well as non-disclosure and non-competition agreements with employees and consultants.

     On January 26, 1999, we received a patent from the U.S. Patent and Trademark Office for our "Method for Safe Communication" which will be in effect until August 22, 2017. This method consists of the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

     On April 10, 2001, we received a patent from the U.S. Patent and Trademark Office for our "System and Method for Handling Permits". The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

     On June 20, 2001, we received a patent from the State of Israel Patent Office for our "Apparatus and Method for Safe Communication Handshake and Data Transfer". This patent will be effective until 2021. This apparatus and method provides for the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

     Applications for fourteen other patents have also been submitted in Europe, Israel and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

     We have registered the name "Passport Certificate Server" with the Canadian Trademark Office. We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the names "Diversinet", "Passport Certificate Server" and "Passport Authorization Product" as well as the Diversinet logo, but there can be no assurance that these trademarks will be successfully registered.

     We continue to seek patent and trademark protection where appropriate.

4-C.     ORGANIZATION STRUCTURE

     Our only active subsidiary was Diversinet Corporation of America, which is a wholly owned subsidiary incorporated in the state of Delaware on April 13, 1998. During September 2001, activities at this subsidiary were curtailed and the subsidiary is now inactive. Diversinet Corp. has sales offices in London, England and Hong Kong.

     During 2001, we entered into an agreement with an Asian company to establish a joint venture to conduct certain of our Asian activities. Each party holds a 50% interest in the joint venture, Diversinet Hong Kong Limited.

     We also have four inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; and Diversinet (Israel) Ltd., an Israeli corporation.

4-D.     PROPERTY, PLANTS AND EQUIPMENT

     Our head office is located in leased premises of approximately 20,000 square feet at 2225 Sheppard Ave. E., Suite 1700, Toronto, Canada M2J 5C2. We also have leased premises in London, England and Hong Kong, China.

     The lease for our head office expires in June 2006. The London and Hong Kong office leases have terms of less than one year. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM  5.   OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 17 to our consolidated financial statements. The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $56,000 for the year ended October 31, 2001 and greater by $1,549,000 for the year ended October 31, 2000 and less by $179,000, $4,131,000 and $5,001,000 for the years ended October 31, 1999, October 31, 1998 and October 31, 1997, respectively. Under U.S. GAAP, total assets would be less by $4,913,000 for the year ended October 31, 1997, primarily due to the difference in accounting treatment of the $10 million of technology purchased in 1996. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to a reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report. Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words, "expects", "anticipates", "intends", "believes", and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in Item 3-D. of this annual report.

     We have incurred operating losses in each of fiscal 2001, 2000, 1999, 1998 and 1997 due to losses from our continuing operations of developing security products and our discontinued operations of developing and marketing the IPS 950 instant color digital printing system. We have sustained our business during this period through the sale of common shares in a series of private placements. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A. OPERATING RESULTS

     YEAR ENDED OCTOBER 31, 2001 COMPARED TO YEAR ENDED OCTOBER 31, 2000

     For the year ended October 31, 2001, we reported revenue of $1,221,000 compared to revenue of $2,636,000, for the year ended October 31, 2000. The information technology slowdown resulted in a deferral of purchases by our potential customers throughout the year resulting in reduced revenue compared to the prior year. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 55% of our revenue from the Asian region, 24% from the United States, 17% from Canada and 4% from other areas during fiscal 2001.

     During fiscal 2001, 40% of our revenue came from one customer, whereas in fiscal 2000, 24% of our revenue came from one customer. These customers are not related to each other. As the market we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

     We reported a net loss of $18,900,000, for the year ended October 31, 2001, compared to a net loss of $15,027,000, in the prior year. The increased net loss in fiscal 2001 is attributable partly to a decrease in revenue compared to the prior year and partly to increased costs, especially in sales and marketing, during the year. We completed operating cost reductions in the fourth quarter of 2001 that should result in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. We incurred $730,000 in severance costs related to these operating cost reductions of which the remaining $150,000 was paid subsequent to our year-end.

     Research and development expenses increased to $6,907,000 in 2001 from $5,888,000 in 2000 resulting primarily from wages, occupancy, and travel costs which were higher on average than in the prior year. These expenses are expected to decline in fiscal 2002 as a result of the cost reductions completed late in fiscal 2001.

     Sales and marketing expenses were $7,256,000 in 2001 compared to $5,435,000 in 2000. During the fourth quarter, sales and marketing staff in North America were reduced as the Company refocused its efforts in the Asian and European markets where the Company has been achieving some success. With the launch of the Hongkong Post wireless certificate service late in fiscal 2001, interest in our products has increased in the Asian region. We expect that activity in this region will increase during fiscal 2002.

     General and administrative expenses were $4,029,000 for fiscal 2001; approximately the same level as the $4,185,000 incurred during fiscal 2000. A decline in these expenses during fiscal 2002 is expected as the result of continuing operating cost controls.

     Depreciation and amortization expense in fiscal 2001 decreased to $1,888,000 from $2,604,000 in fiscal 2000. The Company's deferred development costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the year.

     During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 9 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportionate interest in its assets, liabilities, revenue and expenses.

     YEAR ENDED OCTOBER 31, 2000 COMPARED TO YEAR ENDED OCTOBER 31, 1999

     Revenue increased to $2,636,000 in fiscal 2000 from $246,000 in fiscal 1999. During our 2000 fiscal year, 24% of revenue was generated from a single customer. The remaining revenue was generated from a number of transactions with various customers. The increase in revenue is the result of a greater number of initial license agreements being concluded in the fiscal year ended October 31, 2000.

     The aggregate of research and development, sales and marketing and general and administrative expenses in the year ended October 31, 2000 increased to $15,509,000 from $5,995,000 in the year ended October 31, 1999. The increase of $9,514,000 was due to continuing expansion of our research and development and sales and marketing departments.

     Research and development expenses, net of amounts capitalized as deferred development costs, increased to $5,888,000 in the year ended October 31, 2000 compared to $1,685,000 in the year ended October 31, 1999. The increase was primarily attributable to a higher number of employees and contractors resulting in increases in remuneration of $2,192,000, travel of $525,000, human resources of $224,000 and facilities of $267,000 and a decrease of $714,000 in amounts capitalized for deferred development costs.

     Sales and marketing expenses were $5,435,000 in the year ended October 31, 2000 compared to $1,880,000 in the year ended October 31, 1999. The increase in sales and marketing expenses of $3,555,000 in the year ended October 31, 2000 was attributable primarily to a higher number of sales and marketing employees. This was reflected in increased remuneration of $1,735,000, a $957,000 increase in travel and recruiting expenses, a $352,000 increase in facilities and an increase of $279,000 in public relations and investor relations expense.

     General and administrative expenses were $4,185,000 in fiscal 2000 compared to $2,431,000 in fiscal 1999. The increase in general and administrative expenses of $1,754,000 was attributable to a higher number of administrative employees. This was reflected in increased remuneration of $1,021,000, an increase in facilities and office expenses, resulting principally from the leasing of new head office space, of $364,000, an increase in professional services fees of $884,000 and a decrease in foreign exchange loss of $479,000.

     Amortization expense in fiscal 2000 increased to $2,604,000 from $1,446,000 in the comparable period in 1999. The increase was due to the addition of computer equipment and leasehold improvements facilitating our growth.

     We incurred a charge for the settlement of litigation of $6,581,000 in the year ended October 31, 1999. There was no comparable charge in the year ended October 31, 2000.

     We incurred interest expense of $7,000 and $297,000 in fiscal 2000 and 1999, respectively, primarily on the convertible debenture.

     We earned interest income of $706,000 and $247,000 in fiscal 2000 and 1999, respectively. The increase is primarily attributable to our higher average cash and cash equivalents in fiscal 2000 due to the proceeds from the private placement.

     Our net loss from discontinued operations was $250,000 in the year ended October 31, 2000, compared to $285,000 for the year ended October 31, 1999. The loss in 2000 related to the write-off of the amount receivable for an investment tax credit. The loss in 1999 related to the sale of our IPS 950 division in January 1998.

CRITICAL ACCOUNTING POLICIES

     The nature of our business is not highly complex, as we operate in one primary business. We develop, market and sell wireless security software solutions. We also perform professional services to install, support and integrate our solutions with other applications. We operate globally in a functional organization. We do not have any off-balance sheet financing, other than operating leases entered into in the normal course of business, and we do not actively engage in derivative or hedging transactions.

     In 2001, our most complex accounting judgments were made in the areas of software revenue recognition. Software revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.

SOFTWARE REVENUE RECOGNITION

     We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services, including maintenance, support and professional services. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period. Material differences may affect the amount and timing of our revenue for any period if our management made different judgments

     With respect to software revenue recognition, we recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 97-2, "Software Revenue Recognition" and SOP No. 98-9, "Modifications of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions".

     For all sales, we use a binding contract, purchase order or another form of documented agreement as evidence of an arrangement with the customer. Revenues from software license agreements are recognized upon receipt of an executed license agreement and shipment of the software, if there are no significant remaining vendor obligations, collection of the receivable is probable and payment is due in accordance with our normal payment terms.

     We consider delivery to occur when we ship the product, so long as title and risk of loss have passed to the customer.

     At the time of a transaction, we assess whether the sale amount is fixed or determinable and whether collection is probable. If we determine the fee is not fixed or determinable, we recognize revenue when payment becomes due. We assess collectibility based on a number of factors, including the creditworthiness of the customer. If we determine that collectibility is not probable, we do not record revenue until such time when collectibility becomes probable, which is generally upon the receipt of cash.

     When arrangements contain multiple elements and vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, we recognize revenue for the delivered elements using the residual method. Our determination of fair value of each of the undelivered elements in multi-element arrangements is based on VSOE of fair value. VSOE of fair value for each element is either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately. For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

     Maintenance service revenue, whether sold separately or as part of a multiple element arrangement, is deferred and recognized ratably over the term of the maintenance contract, generally twelve months. Revenue allocated to professional service elements is recognized as the services are performed.

     Due to the complexity of some software license agreements, we routinely apply judgment to the application of software revenue recognition accounting principles to specific agreements and transactions. Different judgments and/or different contract structures could have led to different accounting conclusions, which could have had a material effect on our reported quarterly earnings.

CAPITAL ASSETS

     The Company records its capital assets at their cost less accumulated depreciation. On a periodic basis, management reviews the carrying values of these assets and compares it to their estimated net recoverable amount. The determination of net recoverable amount necessitates various assumptions, many of which are forward looking and which are based on managements best estimate of future revenues, expenses and cash flows. To the extent that actual financial performance adversely differs from the results projected by these assumptions, an impairment charge in the value of these assets would be necessary.

RECENT ACCOUNTING DEVELOPMENTS

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other tangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and tangible assets, beginning with fiscal years starting after December 15, 2001. The Company does not believe that the adoption of SFAS 141 and 142 will have a material impact on its consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

5-B. LIQUIDITY AND CAPITAL RESOURCES

     YEAR ENDED OCTOBER 31, 2001 COMPARED TO YEAR ENDED OCTOBER 31, 2000 AND
     -----------------------------------------------------------------------
YEAR ENDED OCTOBER 31, 1999
---------------------------

     Cash used in operating activities was $15,963,000 in the year ended October 31, 2001, attributable to a net loss of $18,900,000, plus a net decrease in accounts payable, accrued liabilities and deferred revenue of $361,000, offset by a net decrease in receivables and prepaid expenses of $1,410,000 less net depreciation and amortization of $1,888,000. Cash used in operating activities was $13,121,000 in the year ended October 31, 2000, attributable to a net loss of $14,777,000, plus increases in receivables of $1,471,000 and prepaid expenses of $376,000, less increases in accounts payable and accrued liabilities of $894,000, increases in deferred revenue of $78,000, less net amortization and depreciation and debenture non-cash costs of $2,531,000.

     Cash used in operating activities was $4,690,000 in the year ended October 31, 1999, attributable to a net loss of $13,826,000 and an increase in accounts receivable of $306,000 and prepaid expenses of $169,000, partially offset by an increase in accounts payable and accrued liabilities of $1,416,000 and net non-cash charges of $8,195,000. The net non-cash charges in the year ended October 31, 1999 of $8,195,000 included $6,394,000 for settlement of litigation.

     Cash provided by financing activities in the year ended October 31, 2001 was $106,000. Cash provided by financing activities in the year ended October 31, 2000 was $30,674,000. In July 2000, we completed a private placement that generated net proceeds of $23,544,000. Funds were also received during the year on the exercise of stock options amounting to $2,022,000 and upon the exercise of common share purchase warrants issued in April 1999 which generated proceeds of $1,651,000. In December 1999, we received $3,429,000 as proceeds from the exercise of a warrant, issued in December 1997, to purchase 900,000 common shares at an exercise price of U.S. $2.50.

     Cash provided by financing activities in the year ended October 31, 1999 totaled $8,919,000, consisting of $6,488,000 in net proceeds from an April 1999 private placement described below and $2,982,000 from the exercise of stock options and warrants to purchase common stock, partially offset by an increase in deferred financing costs of $551,000.

     On April 23, 1999, we consummated a private offering in Canada and elsewhere outside the United States of 2,134,000 special warrants in accordance with Regulation S under the Securities Act of 1933, as amended. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one share of our common shares and one quarter of a common shares purchase warrant. Each whole common shares purchase warrant entitled the holder to purchase one share of our common shares for $3.87 until October 23, 2000. The offering was purchased primarily by Canadian institutional investors and generated gross proceeds of $7,362,000. The market value of our common shares at the time of the placement was $6.75 (U.S. $4.56).

     All proceeds that we received were used for working capital purposes, including product development and marketing and sales efforts.

     Cash used in investing activities in the year ended October 31, 2001 consisted of $1,186,000 spent on capital asset additions and the purchase a of $3,088,000 short-term investment. Cash used in investing activities in the year ended October 31, 2000 was $1,764,000 attributable to capital assets additions. Cash used in investing activities in the year ended October 31, 1999 was $961,000, attributable to additions to deferred development costs of $735,000 and to additions to fixed assets for computer equipment, furniture and leasehold improvements of $226,000.

     As of October 31, 2001 we had commitments under non-cancelable operating leases for our principal facilities and equipment through 2006 in amounts ranging from $645,000 in fiscal 2002 declining to $314,000 in fiscal 2006.

     As of October 31, 2001 we had a commitment to contribute up to $615,000 to our 50% owned joint venture for our share of the joint venture requirements. This commitment has been reduce to $106,000 as at January 31, 2002.

     We believe that our cash and cash equivalents and short-term investments as at October 31, 2001 of $6,150,000 will not be sufficient to meet our short-term working capital requirements for the next fiscal year. On April 4, 2002 we completed a private placement selling 5,186,708 units for gross proceeds of U.S.$3,112,022. We expect these funds to be sufficient to meet our needs however, we may still require additional amounts to meet our working capital requirements which will be raised through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

5-C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     We plan to continue to invest in research and development for our security products based on the technology we purchased in 1996, and we anticipate spending approximately $2,600,000 in the year ending October 31, 2002 in connection with these efforts. We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite. We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized. We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D. TREND INFORMATION

     At this time, it is difficult to provide any trends due to a number of factors. We currently have several customers that are using our products for pilot projects. The sales cycle can take a significant amount of time. In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer's specific application may be complex. M-commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

     Our revenue model consists of (i) license fees from the licensing of our Passport Certificate Server(R) and Passport Authorization Product, which are one-time fees typically recorded upon execution of the license agreement (although a licensee may ultimately require additional servers and pay additional fees), (ii) recurring royalties from the provision of certificates and permits, (iii) annual support fees (for phone assistance and product updates) and (iv) consulting fees (advice regarding the integration of our software with a client's application). In certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees). As our business evolves, we expect that most of our revenue will be generated through recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

ITEM  6.   DIRECTORS,  SENIOR  MANAGEMENT,  AND  EMPLOYEES

6-A. DIRECTORS AND SENIOR MANAGEMENT

     The following sets forth certain information about each of our directors and executive officers:

     NAGY MOUSTAFA, 38, has served as our Chairman, President and Chief Executive Officer since November 1997. From May 1995 to October 1997 Mr. Moustafa was founder and President of CIT Canada Inc. and from January 1990 to May 1995 he was Director of Information Technology with Rogers Communications.

     FRANK CLEGG, 47, has served as one of our Directors since April 1998. Mr. Clegg is currently the President of Microsoft Canada. He joined Microsoft in 1991 as General Manager of Microsoft Canada and was appointed the Vice-President of the Central Region US and Canada in 1996.

     TONY WERNER, 45, has served as one of our Directors from December 1998 until March 2002. Mr. Werner is currently Chief Technology Officer of Liberty Media Corporation. Previously, he was President and Chief Executive Officer of Aurora Networks. Prior to that he was the Executive Vice-President of Engineering and Chief Technology Officer for AT&T Broadband formerly TCI Communications, Inc. (cable communications services). He originally joined TCI Communications, Inc. in 1994 as the Vice-President of Engineering.

     DAVID F. MASOTTI, 39, has served as one of our Directors since April 1998. Mr. Masotti, currently a consultant, was the President and CEO of Skulogix Inc. from the end of 1999 to 2001. From 1997 to 1998 he held the position of President of Spar Space Systems (aerospace equipment) and from 1996 to 1997 he held the position of Senior Vice-President, Business Development, Spar Aerospace Limited. From 1991 to 1996 he held various executive positions with Rogers Cablesystems Limited (cable and communications services).

     MARK C. STEINMAN, 54, has served as one of our Directors since June 1998. Mr. Steinman was appointed the Executive Vice-President and Chief Financial Officer of Stelco Inc. on July 12, 1999. Mr. Steinman was the Senior Vice-President and Chief Financial Officer of Spar Aerospace Limited from 1996 until May 1999. From 1995 to 1996 he was a Group Vice-President at Bell Canada.

     JOHN A. MCMAHON, 38, has served as one of our Directors since April 1998. Mr. McMahon is the Managing Partner of Continua Capital Inc. (strategic business and financial consulting services to emerging technology companies). From 1998 to 2000 he was the Chairman of NAME Inc. formerly EcomPark Inc. (strategic

Internet services company that also provides venture capital to early-stage e-commerce companies and internally develops its own Internet assets). From 1995 to 1997 he was a strategic management consultant for several Canadian technology companies and an investment bank.

     WILLIAM LINTON, 47, was appointed a Director on May 12, 2000. Mr. Linton was appointed President and Chief Executive Officer of Call-Net Enterprises, in September of 2000 (Canadian telecommunications company). From 1998 to 1999 he was the Chairman and Chief Executive Officer of PRIOR Data Sciences, Inc. (software development and consulting). From 1994 to 1997 he was the Executive Vice-President and Chief Financial Officer of SHL Systemhouse, Inc. (information technology).

     RICHARD PALMER, 44, served as a Director from December 2001 to March 2002, and served as our Executive Vice President and Chief Financial Officer since August 2000. Mr. Palmer left the Company in March 2002 to pursue other opportunities. Prior to joining Diversinet, Mr. Palmer was with CTV Inc. for twelve years, his most recent position being Senior Vice President of Finance. During his tenure with CTV, Mr. Palmer played an integral part in a number of acquisitions and was responsible for finance, treasury and information technology.

     DAVID HACKETT, 37, Mr. David Hackett was appointed as Chief Financial Officer effective March 26, 2002. Previously, Mr. Hackett was CFO of Aucxis Corp., a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.

     HUSSAM MAHGOUB, 51, has served as our Vice President of Products since April 1999. Prior to joining Diversinet, he held senior positions at Canada Post Corporation, Bell Canada and Bank of Montreal. At Canada Post Corporation, he was responsible for introducing many electronic services.

     NICK DARWISH, 40, has served as our Vice President of Business Development since December 1999. Mr. Darwish joined Diversinet from Nortel Networks, a global supplier of data and telephone network solutions and services. Most recently, he was responsible for Nortel's new E-Commerce applications business.

6-B. COMPENSATION

     The following table and notes show the executive compensation paid or accrued by us during the years ended October 31, 2001 to our officers earning in excess of $100,000 per year:

NAME AND           COMPENSATION                OTHER ANNUAL
PRINCIPAL             SALARY      BONUS (4)    COMPENSATION
POSITION             (CDN $)       (CDN $)       (CDN $)      OPTIONS/ SARS
----------------  --------------  ----------  --------------  -------------
Nagy Moustafa,
CEO               $   200,000(1)  $  125,000  $        6,000      1,300,000

Hussam  Mahgoub,
VP Product        $   120,000(2)  $   50,000  $        4,800        130,000

Nick Darwish
VP, Business
Development       $   140,000(3)  $   50,000  $        4,800        163,750

Richard Palmer,
VP and CFO        $     150,000   $   50,000  $        4,800        405,000

     --------------------

     (1) Mr. Moustafa is currently being compensated at the rate of $220,000 per annum. See "Employment Agreements."

     (2) Mr. Mahgoub is currently being compensated at the rate of $132,000 per annum. See "Employment Agreements."

     (3) Mr. Darwish is currently being compensated at the rate of $154,000 per annum. See "Employment Agreements."

     (4) Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

     There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended October 31, 2001. There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

EMPLOYMENT AGREEMENTS

     We entered into a five-year employment agreement with Nagy Moustafa, effective September 29, 1997, as amended, which provides for an annual salary of $220,000 for fiscal 2002, a maximum performance bonus of $250,000 based upon our reaching targeted goals regarding Pre-Tax Return on Shareholders' Equity, as that term is defined in the employment agreement, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-competition and non-disclosure provisions.

     We entered into an employment agreement with Hussam Mahgoub, effective April 1, 1999, as amended, which provides for an annual salary of $132,000 for fiscal 2002 and a $100,000 performance bonus, payable upon the achievement of corporate objectives. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

     We entered into an employment agreement with Nick Darwish, effective December 20, 1999, as amended, which provides for an annual salary of $154,000 for fiscal 2002 and a performance bonus of $100,000, payable upon the achievement of corporate objectives. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

     We entered into an employment agreement with Richard Palmer, effective July 31, 2000, as amended, which provides for an annual salary of $180,000 for fiscal 2002 and a performance bonus of $150,000, payable upon the achievement of corporate objectives. This employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions. Mr. Palmer resigned in March of 2002.

COMPENSATION  OF  DIRECTORS

     Our directors receive no compensation for attending meetings of the board of directors or a committee of the board of directors.

     We compensated none of our directors in his capacity as a director during the fiscal year ended October 31, 2001. It has been our practice to grant to a director 100,000 options to acquire our common shares upon his or her election as a director. During fiscal 2001, each existing outside director was granted an additional 40,000 stock options. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of our share option plan.

OPTION  TO  PURCHASE  OUR  SECURITIES

     Our share option plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999 and May 15, 2000. Under our share option plan, options for up to a specified maximum limit of 6,100,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of Diversinet and any of our subsidiaries. Options granted under our share option plan will have an exercise price equal to the closing price of the common shares on the day immediately proceeding the day of the grant and will be exercisable over a three-year period.

     The share option plan provides that:

     (i) The maximum number of common shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism;

     (ii) The maximum number of common shares that may be issued to any one insider and his associates within a one year period may not exceed 5% of the outstanding issue;

    (iii) The maximum number of common shares that may be reserved for issuance to Diversinet insiders is limited to 10% of the common shares of the outstanding issue at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement; and

     (iv) The maximum number of common shares that may be issued to Diversinet insiders within a one-year period may not exceed 10% of the outstanding issue.

     As at April 5, 2002, there were a total of 3,153,507 options to purchase common shares outstanding under our share option plan at exercise prices ranging from U.S. $0.44 to U.S. $41.69 with expiration dates ranging from February 3, 2003 to February 27, 2007. The directors and officers as a group hold options to purchase 2,302,501 of our common shares. The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at April 5, 2002.

                                    SHARE OPTIONS OUTSTANDING


                           Total Number of Common Shares         Shares
Optionee                         Subject to Option           Exercise Price      Expiration Date
------------------------------------------------------------------------------------------------
Directors and Officers       2,302,501                    US $0.63 to US $16.25     02/23/2003 -
                                                                                    03/26/2007

Employees and Consultants      851,006                    US $0.44 to US $41.69     02/03/2003 -
                                                                                    02/27/2007

6-C. BOARD PRACTICES

     Our board of directors presently consists of six (6) directors who are elected annually. Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.

AUDIT  COMMITTEE

     During the fiscal year ended October 31, 2001, our audit committee was comprised of David Masotti, Mark Steinman and William Linton, all of whom are outside directors.

COMPENSATION  COMMITTEE

     During the fiscal year ended October 31, 2001, our compensation committee was comprised of Frank Clegg and John McMahon.

     It is the responsibility of the Compensation Committee to determine the level of compensation for our senior executives with a view to providing such executives with a competitive compensation package having regard to performance and competitive with the market. Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

     Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer's employment contract.

     In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

6-D. EMPLOYEES

     As of April 5, 2002, we had 41 full-time employees and two contractors. Of our employees and contractors, 22 were involved in research and development, 12 in sales, marketing and business development and 9 in administration and finance. None of our employees is covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for such personnel is often intense, and we cannot provide assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

6-E. SHARE OWNERSHIP

     See item 7-A.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7-A. MAJOR SHAREHOLDERS

     Diversinet is a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

     As of April 5, 2002, we had 31,600,584 common shares outstanding.

     The following table shows the ownership of our common shares as of April 5, 2002 of:

     - each person known to us to be the beneficial owner of more than 5% of our outstanding common shares;

     -    each of our directors and officers; and

     -    all of our directors and officers as a group.

     The second column indicates the number of common shares actually owned, and the third column indicates the number of common shares that each person has the right to acquire within sixty days from the date hereof upon the exercise of outstanding options, warrants or convertible securities. The fourth column reflects a description of the shares underlying those options, warrants and convertible securities and the vesting and exercise prices thereof. The fifth column reflects the sum of the second and third columns, expressed as a percentage of the issued and outstanding common shares of Diversinet.

     Unless otherwise indicated, the business address for each of these individuals is c/o Diversinet Corp., 2225 Sheppard Ave. E., Suite 1700, Toronto, ON Canada M2J 5C2.

                        NUMBER OF  NUMBER OF                                                 PERCENTAGE OF
                         SHARES     OPTIONS                                                   OUTSTANDING
NAME AND ADDRESS          OWNED      OWNED                  OPTIONS REPRESENT                    SHARES
----------------------  ---------  ---------  ---------------------------------------------  -------------
Nagy Moustafa             627,250    983,333  The vested and immediately exercisable                  5.00
                                              portion of options to purchase 1,300,000
                                              common shares at purchase prices ranging
                                              from U.S. $1.06 to U.S. $16.25 per share.
                                              The balance of these options vest at the
                                              rate of 8.3% per quarter beginning
                                              December 1, 1999 as to 83,333 options
                                              and beginning January 11, 2001 as to the
                                              remaining 233,333 options.

Hussam Mahgoub             63,334     99,167  The vested and the immediately                             *
                                              exercisable portion of options to purchase
                                              130,000 common shares at purchase
                                              prices ranging between U.S. $2.22 and
                                              U.S. $6.47 per share.  The balance of
                                              these options vest at the rate of 8.3% per
                                              quarter, beginning April 17, 2000 as to
                                              13,333 options and beginning January 11,
                                              2001 as to the remaining 17,500 options.

Nick Darwish               63,334     87,604  The vested and immediately exercisable                     *
                                              portion of options to purchase an
                                              aggregate of 163,750 common shares at
                                              purchase prices ranging between U.S.
                                              1.53 and U.S. $11.94 per share.  The
                                              balance of these options vest at the rate of
                                              8.3% per quarter beginning December 20,
                                              1999 as to the 17,500 of the options,
                                              beginning April 17, 2000 as to the 5,833
                                              options, beginning January 11, 2001 as to
                                              the 15,312 options and beginning July 24,
                                              2001 as to the remaining 37,500 options.


                                       52

                        NUMBER OF  NUMBER OF                                                 PERCENTAGE OF
                         SHARES     OPTIONS                                                   OUTSTANDING
NAME AND ADDRESS          OWNED      OWNED                  OPTIONS REPRESENT                    SHARES
----------------------  ---------  ---------  ---------------------------------------------  -------------

David Hackett                 -0-        -0-  The vested and immediately exercisable                     *
                                              portion of an option to purchase 150,000
                                              common shares at a purchase prices of
                                              U.S. $0.55. These options vest at the rate
                                              of 8.3% per quarter beginning March 27,
                                              2002.

Frank Clegg                   -0-    110,000  The vested and immediately exercisable                     *
                                              portion of an option to purchase 140,000
                                              common shares at a purchase prices
                                              ranging between of U.S. $1.53 and U.S
                                              1.94 per share. The balance of these
                                              options vest at the rate of 8.3% per quarter
                                              and beginning July 24, 2001 as to the
                                              remaining 10,000 options.

David F. Masotti              -0-     60,417  The vested and immediately exercisable                     *
                                              portion of options to purchase an
                                              aggregate of 90,471 common shares at
                                              purchase prices ranging between U.S.
                                              1.13 and CDN $4.50 per share.  The
                                              balance of these options vest at the rate of
                                              8.3% per quarter beginning July 24, 2001.

Mark C. Steinman              -0-     85,000  The vested and immediately exercisable                     *
                                              portion of an option to purchase 115,000
                                              common shares at a purchase prices
                                              ranging between of U.S. $1.53 and U.S.
                                              2.06 per share. The balance of these
                                              options vest at the rate of 8.3% per quarter
                                              beginning July 24, 2001.

John A. McMahon               -0-     43,334  The vested and immediately exercisable                     *
                                              portion of an option to purchase 73,334
                                              common shares at a purchase prices
                                              ranging between U.S $1.53 and CDN
                                              4.50 per share. The balance of these
                                              options vest at the rate of 8.3% per quarter
                                              beginning July 24, 2001.

William Linton                -0-     76,667  The vested and immediately exercisable
                                              portion of an option to purchase 140,000
                                              common shares at a purchase prices
                                              ranging between U.S. $1.53 and U.S.
                                              8.59 per share.  The balance of this
                                              option vest at the rate of 8.3% per quarter
                                              beginning May 15, 2000 as to 33,333
                                              options and beginning July 24, 2001 as to
                                              the remaining 30,000 options.


                                       53

Knockagh                1,908,082  300,667    The vested and immediately exercisable                   7.8%
International Ltd. (1)             warrants   portion of warrants to purchase an
                                              aggregate of 413,500 common shares at a
                                              purchase price ranging between U.S.
                                              13.125 and U.S. $8.594.  The balance of
                                              the warrants vest at the rate of 8.3% per
                                              quarter beginning November 26, 1999 as
                                              to 25,000 of the warrants and beginning
                                              May 15, 2000 as to the remaining 87,833
                                              warrants.

All Officers and          753,918  1,545,522                                                          6.94%
Directors as a group
(10 persons)

--------------------
*  Less than 1%

(1) We believe that Moti Barkan is an affiliate of Knockagh International Ltd. Does not include options to purchase common shares held by Mr. Barkan.

7-B. RELATED PARTY TRANSACTIONS

     One of Diversinet's directors, Mr. John A. McMahon, was concurrently a consultant for Yorkton Securities Inc., our underwriter at the time of Diversinet's April 1999 private placement. In consideration of their services provided in connection with that offering, Yorkton received from Diversinet (i) cash consideration of $588,984, which is equal to 8% of the $7,362,300 of gross proceeds raised, and (ii) 213,400 broker's warrants, which represents 10% of the 2,134,000 special warrants placed in the offering. The broker's warrants are exercisable to acquire one unit (which consists of one common share and one quarter of one common share purchase warrant) at a price of $3.45 until April 23, 2001, but will only be exercisable to acquire one common share if exercised after October 23, 2000. See "Item 5-B. Management's Discussion and Analysis of Financial Condition and Results of Operations." Diversinet believes that these terms are at least as favorable as could have been obtained from an unaffiliated party.

7-C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8     FINANCIAL INFORMATION

8-A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements are included in this Registration Statement, Form 20-F as Item 17.

LEGAL PROCEEDINGS

     There are currently three material claims pending against us. If we lose any of these suits or enter into settlements requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders' ownership may be diluted.

(a)  SILVA RUN LITIGATION MATTER

     In May 1996, Silva Run Worldwide Ltd. sued a number of individuals and corporations, including us, in the United States District Court for the Southern District of New York in connection with, among other things, Silva Run's purchase of 212,500 common shares (850,000 common shares prior to a one-for-four common share consolidation in May 1997) in August 1995. At the time of such purchase, we were operating a different business under our prior name, The Instant Publisher Inc., and a prior management group was running us. In this lawsuit, the plaintiff is seeking to cancel this stock purchase, alleging, inter alia:

     - that the plaintiff was fraudulently induced into the transaction by certain defendants other than us;

     - that the sale of our common shares was not in compliance with the Securities and Exchange Commission regulation governing the sale of those shares outside the United States; and

     - that we were the control person of other defendants who violated the Securities Act of 1933, as amended, in connection with the sale of our common shares, and thereby are required to cancel the transaction or are liable for damages under the control person provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

     The plaintiff also sought punitive damages of U.S. $25,000,000 plus interest, attorneys' fees and costs.

     In April 1998, the court dismissed all claims against us except for the claims against us directly and as an alleged control person seeking either a reversal of the transaction, which would require us to buy back the 212,500 common shares (850,000 common shares prior to a one-for-four common share consolidation in May 1997) purchased by Silva Run, or damages. The plaintiffs then filed a second amended complaint in July 1998 which seeks approximately U.S. $3,700,000, as a refund or damages, plus interest, attorneys' fees, and costs, but no longer seeks punitive damages against us.

     On March 28, 2000, the court granted our motion to dismiss (and the other defendants' motions to dismiss) the second amended complaint, without prejudice to Silva Run's filing of a third amended complaint within 30 days. A third amended complaint was filed. We have filed a motion to dismiss the current complaint on the merits and on the ground that the third amended complaint was filed beyond the time limit set by the Court. While we intend to continue to vigorously defend this case, we may have to refund the U.S. $3,700,000 purchase price of the shares, or be assessed damages, either of which would have a material adverse effect on our liquidity and our ability to fund our business. It is possible that the dismissed claims may be reinstated and that either a judge or jury could impose punitive damages on us.

(b)  INSTANT PUBLISHER (ISRAEL) LITIGATION MATTER

     In May 2000, we were sued in the Ontario Superior Court of Justice, along with our wholly-owned Barbados subsidiary, The Instant Publisher Ltd., by Instant Publisher (Israel) Limited, a company not related to Diversinet. Instant Publisher (Israel) Limited is seeking damages of U.S. $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment, and damages of U.S. $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Based on our preliminary evaluation of the merits of this claim, we filed a notice of intention to defend against the claim. If we are required to pay damages, this could have a material adverse effect on our liquidity and our ability to fund our business.

(c)  JASON LYONS LITIGATION MATTER

     In January 2001, Jason Lyons, a former broker with CIBC Oppenheimer World Markets Corp. served us with notice of a Complaint, in the United States District Court, District of Nevada. Mr. Lyons alleges that he acted as a finder of individuals or entities interested in making investments in us and was promised cash compensation in the amount of U.S. $70,000. In addition, Mr. Lyons claims that he was subsequently promised warrants to purchase 100,000 freely tradable shares of common stock of Diversinet at the then-market price for such shares. Mr. Lyons is seeking an order directing Diversinet to issue him warrants to purchase 100,000 shares at U.S. $1.06 per share and damages of at least U.S. $4,800,000, in addition to his costs of the action. On April 3, 2002, we succeeded on our motion for summary judgment on the grounds that Nevada was an improper jurisdiction for this action.

8-B.  SIGNIFICANT  CHANGES

     There have been no significant changes or events between October 31, 2001 and April 5, 2002 except the completion of a private placement. On April 4, 2002, we completed a private placement of 5,186,708 units at a price of U.S. $0.60 per unit for gross proceeds of U.S. $3,112,022. Each unit is comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one (1) common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002. This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act. We will use the net proceeds of that private placement for working capital purposes, to continue our research and development activities and for general corporate purposes.

     Allen & Company Incorporated ("Allen"), as Placement Agent, had the option to receive its $140,400 fee from the Private Placement entirely in Units. On April 8, 2002 Allen notified us of their decision to receive 234, 000 units and we issued 234,000 common shares

ITEM 9     THE OFFER AND LISTING

9-A.  OFFER  AND  LISTING  DETAILS

     Diversinet Corp.'s common shares traded on the Canadian Dealing Network until it ceased to operate in August of 2000. The following table lists the high, low, closing prices and the aggregate yearly trading volumes on the Canadian Dealing Network for shares of our common shares for the last five fiscal years ended October 31:

                CANADIAN DEALING NETWORK SHARES TRADING ACTIVITY

                                                TRADING
                                                VOLUME
YEAR ENDED OCTOBER 31,  HIGH    LOW   CLOSING   (000)
----------------------  -----  -----  -------  --------

2001 . . . . . . . . .    N/A    N/A      N/A      N/A
2000 . . . . . . . . .  66.75  10.00        -   43,126
1999 . . . . . . . . .  18.00   1.40    17.25   17,040
1998 . . . . . . . . .  7.25.   1.20     1.50    7,618
1997 . . . . . . . . .  2.60.   0.20     2.20        *

* Information not available

     The following table lists the high, low and closing prices on NASDAQ for shares of our common shares for the last five fiscal years ended October 31:

                             NASDAQ TRADING ACTIVITY

                             SALES (IN U.S. DOLLARS)
                         --------------------------------
                                                  TRADING
                                                  VOLUME
YEAR ENDED OCTOBER 31,   HIGH    LOW   CLOSING     (000)
----------------------  ------  -----  --------  --------
2001 . . . . . . . . .  $ 6.34  $0.94  $   1.27    2,352
2000 . . . . . . . . .   49.88   4.38      6.13  272,804
1999 . . . . . . . . .   13.00   0.94     11.94   86,250
1998 . . . . . . . . .    5.38   0.63      1.31   44,011
1997 . . . . . . . . .    5.12   0.56      1.47    3,992

     The following table lists the high, low, closing prices and the aggregate quarterly trading volumes on the Canadian Dealing Network for shares of our common shares for the last eight fiscal quarters:

                CANADIAN DEALING NETWORK SHARES TRADING ACTIVITY

                                                    TRADING
                                                    VOLUME
    QUARTER ENDED          HIGH    LOW    CLOSING    (000)
------------------------  ------  ------  -------  --------
January 31, 2002 . . . .     N/A     N/A      N/A      N/A
October 31, 2001 . . . .     N/A     N/A      N/A      N/A
July 31, 2001. . . . . .     N/A     N/A      N/A      N/A
April 30, 2001 . . . . .     N/A     N/A      N/A      N/A
January 31, 2001 . . . .     N/A     N/A      N/A      N/A
October 31, 2000 . . . .   $13.00  $12.00     N/A         2
July 31, 2000. . . . . .    18.00   12.00    14.00        3
April 30, 2000 . . . . .    66.75   10.00    10.00    9,899


     The following table lists the high, low and closing prices on NASDAQ for shares of our common shares for the last eight fiscal quarters:

                   NASDAQ TRADING ACTIVITY
-------------------------------------------------------------
                                SALES (IN U.S. DOLLARS)
                           ----------------------------------
                                                     TRADING
                                                     VOLUME
   QUARTER ENDED            HIGH    LOW    CLOSING    (000)
-------------------------  ------  ------  --------  --------
January 31, 2002 . . . .    $ 1.85  $ 0.95  $   1.07      414
October 31, 2001 . . . .      2.64    0.94      1.27      284
July 31, 2001. . . . . .      3.80    1.37      2.39      301
April 30, 2001 . . . . .      3.32    1.00      2.70      400
January 31, 2001 . . . .      6.34    1.69      2.72   28,013
October 31, 2000 . . . .      9.94    4.38      6.13   25,946
July 31, 2000. . . . . .     13.88    5.56      7.50   48,554
April 30, 2000 . . . . .     49.88    6.25     16.38   93,260
January 31, 2000 . . . .     29.00   12.38     15.94  103,889

     The following table lists the high, low and closing prices on NASDAQ for shares of our common shares for the last six months:

                 NASDAQ TRADING ACTIVITY
------------------------------------------------------
                            SALES (IN U.S. DOLLARS)
                         -----------------------------
                                     TRADING
                                     VOLUME
      MONTH ENDED        HIGH  LOW   CLOSING   (000)
-----------------------  ----  ----  -------  --------
March 2002. . . . . .    0.82  0.42     0.81      212
February 2002 . . . .    1.08  0.38     0.44       60
January 2002. . . . .    1.26  0.95     1.07      204
December 2001 . . . .    1.68  1.16     1.22      116
November 2001 . . . .    1.85  1.05     1.42       93
October 2001. . . . .    1.64  1.03     1.27       82

     Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

     On April 5, 2002, the shareholders' list for our common shares showed 1,162 registered shareholders and 31,600,584 shares outstanding. 415 of these registered shareholders listed U.S. addresses, showing ownership of an aggregate of 20,774,958 shares, representing 65.74% of our outstanding common shares.

     We have not declared any dividends for the last seven years and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

9-B. PLAN  OF  DISTRIBUTION

     Not applicable.

9-C. MARKETS

     Our common shares trade on the NASDAQ SmallCap Market under the symbol "DVNT". Our common shares began trading on the NASDAQ Market on June 20, 1995. Prior to August 2000 our shares were also traded on the now defunct Canadian Dealers Network.

9-D. SELLING  SHAREHOLDERS

     Not applicable.

9-E. DILUTION

     Not applicable.

9-F. EXPENSES  OF  THE  ISSUE

     Not applicable.

ITEM  10.  ADDITIONAL  INFORMATION

10-A. SHARE  CAPITAL

     Not applicable.

10-B. MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

1. Our Certificate of Incorporation No. is 1054873 (Ontario). Our objectives are not indicated on the registration form. However, our objective is to enable mobile e-commerce (m-commerce) services with our wireless security infrastructure solutions.

2.   (a)   A Director shall disclose in writing to us or request to have entered into the minutes of the meeting the nature and extent of his interest regarding any material contracts.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable. Directors are appointed at the annual shareholders' meeting or appointed by special resolution.

     (e) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

10-C. MATERIAL CONTRACTS

     We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding publication of this Form 20-F.

10-D. EXCHANGE CONTROLS

     The federal Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the Investment Canada Act). Such an acquisition is either notifiable or reviewable depending on its structure and the value of the assets of the Canadian business being acquired. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where: (i) in the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds $184 million (this threshold is adjusted annually for inflation and growth in Canada's domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds $184 million. Indirect acquisitions (for example, the acquisition of the foreign parent of the Canadian business) of assets or indirect acquisitions of control by a WTO investor are not reviewable, but are still notifiable.
Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is $5 million or more; or (ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of $50 million or more in value; or (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than 50% of the assets of the original group and the value of the acquired assets exceeds $5 million. These lower thresholds also apply, even where the investor is a WTO investor, where the Canadian Business is engaged in certain activities relating to "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, uranium production, certain financial services or transportation services.

     In the context of Diversinet, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control in accordance with the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

     If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the ICA requires a formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

10-E. TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares reflects our opinion as of the date hereof. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

     This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm's length with us, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

     This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

     This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

DIVIDENDS

     In the case of any dividends paid to non-resident shareholders, we withhold the Canadian tax, which remits only the net amount to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

DISPOSITIONS

     A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is "taxable Canadian property" to the holder thereof and the non-resident is not entitled to relief under a tax treaty. In the case of a non-resident holder to whom our common shares are taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived from real property situated in Canada.

     Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of sixty months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom the holder did not deal at arm's length owned 25% or more of our issued shares of any class or series. Holders to whom our common shares are taxable Canadian property and who are not entitled to relief under the Tax Convention should consult their own tax advisors in advance of any disposition of common shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of material United States Federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not cover any state, local or foreign tax consequences.

     The following discussion is based upon the sections of the Internal Revenue Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. HOLDERS

     As used herein, a "U.S. Holder" includes any person, with the exception of those subject to special provisions of Federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

DISTRIBUTIONS ON OUR COMMON SHARES

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and


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
profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions (see more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

     Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Diversinet. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

     In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-U.S. taxes, is insubstantial.

     The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF OUR COMMON SHARES

     A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.
For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

OTHER CONSIDERATIONS

     In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a "Foreign Personal Holding Company" or a "Controlled Foreign Corporation." However, we do believe that we are likely to be treated as a "Passive Foreign Investment Company" for the taxable years 1999, 2000 and 2001.

FOREIGN PERSONAL HOLDING COMPANY

     If, at any time during a taxable year, more than 50% of the total combined voting power or the total value of our outstanding shares are owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g. from dividends received from unrelated persons), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allowable portions of such foreign personal holding company income to the extent that we do not actually distribute such income.

CONTROLLED FOREIGN CORPORATION

     If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares ("U.S. Shareholders"), we could be treated as a "controlled foreign corporation" (a "CFC") under SubPart F of the Internal Revenue Code. If we were classified as a CFC and as a PFIC, CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would effect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of "SubPart F Income" (as specially defined by the Internal Revenue Code) of Diversinet; and of our earnings invested in U.S. property. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue
Code) at any time during the five years period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of SubPart F, and because it is not clear that we are a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

PASSIVE FOREIGN INVESTMENT COMPANY

     As stated above, we believe that we will not be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 1999, 2000, and 2001.

     United States income tax legislation contains rules governing PFIC's, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Based on these tests we do not meet the definition of a PFIC in 1999, 2000 or 2001.


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
     A U.S. Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under alternative tax regimes, depending upon whether such U.S. Holder makes elections. The following is a discussion of these alternative tax regimes as applicable to our U.S. Holders.

     A U.S. Holder of a PFIC who does not make either of the elections described below (a "Non-electing U.S. Holder") is subject to special taxation rules under
Section 1291 of the Internal Revenue Code with respect to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) excess distributions by us, defined as any distribution received by a U.S. Holder from a PFIC in a taxable year that is greater than 125% of the average distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the shares.

     A Non-electing U.S. Holder generally would be required to include in income pro rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the PFIC common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer a PFIC as defined above. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the Internal Revenue Code, the Department of the Treasury has issued proposed regulations that would treat as taxable transfers of PFIC shares by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Special, generally adverse, rules will apply with respect to the common shares while the company is a PFIC. For example under Section 1298(b)(6) of the Internal Revenue Code, a U.S. Holder who uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

     Alternatively, if we are a PFIC, a U.S. Holder (an "Electing U.S. Holder") who owns common shares is permitted generally to elect out of the tax treatment discussed above, if a U.S. Holder makes a mark-to-market election with respect to common shares. Under such election, an Electing U.S. Holder would generally recognize as ordinary income for each taxable year an amount equal to the excess, if any, of the fair market value of common shares as of the close of the taxable year over the Electing U.S. Holder's adjusted tax basis in such shares. An Electing U.S. Holder would generally be allowed an ordinary deduction (to the extent of any net mark-to-market gains recognized for prior taxable years) for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. An Electing U.S. Holder's adjusted tax basis of the common shares would generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the common shares generally will be treated as ordinary income. Ordinary loss treatment also would generally apply to any loss realized on the actual sale or other disposition of the common shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such shares. An election to mark to market would generally apply to the taxable year made and all subsequent taxable years. A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning such election if the company is classified as a PFIC.

     Finally, a U.S. Holder who elects in a timely manner to treat us as a "qualified electing fund" (a "QEF") as defined in the Internal Revenue Code would be subject to another set of special rules different from those described above. Although a QEF election may be beneficial to some U.S. Holders depending upon their particular tax situations, it requires us to make information available to such holders, and we do not intend to make such information available even if it is classified as a PFIC. Accordingly, the QEF election will not be available to U.S. Holders.

     The foregoing discussion is based on existing provisions of the Internal Revenue Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no certainty that any of these proposed regulations will be enacted or promulgated and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders who are shareholders of Diversinet are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

10-F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

10-G. STATEMENTS BY EXPERTS

     Not applicable.


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10-H. DOCUMENTS ON DISPLAY

     Documents are available either on SEDAR or EDGAR.

10-I. SUBSIDIARY INFORMATION

     Our consolidated financial statements include the accounts of its wholly-owned active subsidiary, Diversinet Corporation of America, a Delaware corporation, and its inactive subsidiaries Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation.

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURE  ABOUT  MARKET  RISK

     We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended October 31, 2001. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of October 31, 2001.


ITEM  12.    DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  applicable.


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
                                     PART II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

Not  applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

Not  applicable.

ITEM  15.  [RESERVED]

ITEM  16.  [RESERVED]

                                    PART III

ITEM  17.  FINANCIAL  STATEMENTS

     Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 17 to our 2001 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $56,000 for the year ended October 31, 2001, greater by $1,549,000 for the year ended October 31, 2000 and less by $179,000, $4,131,000 and $5,001,000 for the years ended October 31, 1999, October 31, 1998 and October 31, 1997, respectively. Under U.S. GAAP, total assets would be less by $4,913,000 for the year ended October 31, 1997, primarily due to the difference in accounting treatment of the $10 million of technology purchased in 1996. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to a reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

     Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM  18.  FINANCIAL  STATEMENTS

     We have elected to provide financial statements pursuant to Item 17.


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
ITEM  19.  EXHIBITS

Financial Statements:
---------------------

     -    Ernst & Young Auditors' Report, dated February 21, 2000

     -    KPMG Auditors' Report, dated November 26, 2001

     -    Consolidated Balance Sheets as at October 31, 2000 and 2001

     - Consolidated Statements of Loss and Deficit for the years ended October 31, 1999, 2000 and 2001

     - Consolidated Statements of Cash Flows for the years ended October 31, 1999, 2000 and 2001

     -    Notes to Consolidated Financial Statements

Exhibits:
--------
1.1        Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated.(1)

5.1        Opinion of Lang Michener.(1)

10.1       Form of Diversinet General Product License & Support Agreement.(1)

10.2       Agreement, dated September 29, 1999, between Diversinet and Ubiq Communications, Inc.(1)

10.3       Amending Agreement, dated September 29, 1999, between Diversinet and Ubiq Communications, Inc. (1)

23.2       Consent of Lang Michener (filed as part of Exhibit 5).

23.3       Consent of KPMG LLP.

23.4       Consent of Ernst & Young LLP.

                                 SIGNATURE PAGE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                      DIVERSINET CORP.

                                      By:  /s/ NAGY MOUSTAFA
                                           -------------------------------------
                                           Nagy Moustafa
                                           President and Chief Executive Officer

Dated:  April 19, 2002

                                AUDITORS' REPORT




To the Directors of
DIVERSINET CORP.

We have audited the consolidated statements of loss and deficit and cash flows of DIVERSINET CORP., before the change in accounting for income taxes and earnings per share as described in note 2, for the year ended October 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, as originally reported on by us, present fairly, in all material respects, the deficit of the Company as at October 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.




Toronto, Canada,                                         "ERNST & YOUNG LLP"
                                                         -------------------
February 21, 2000.            Chartered Accountants

                  Consolidated Financial Statements
                  (In Canadian dollars)


                  DIVERSINET CORP.


                  Years ended October 31, 2001, 2000 and 1999

KPMG

KPMG  LLP
CHARTERED ACCOUNTANTS                                   Telephone (416) 228-7000
Yonge Corporate Centre                                  Telefax   (416) 228-7123
4120 Yonge Street Suite 500                             www.kpmg.ca
North York  ON M2P 2B8



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at October 31, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended October 31, 1999 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated February 21, 2000.


/s/  KPMG LLP

Chartered  Accountants
Toronto,  Canada
November 26, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
U.S.  REPORTING  DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 26, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/  KPMG LLP

Chartered  Accountants
Toronto,  Canada
November 26, 2001

DIVERSINET CORP.
Consolidated Balance Sheets
(In Canadian dollars)

October 31, 2001 and 2000

==============================================================================
                                                       2001          2000
------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                         $ 3,061,844  $ 23,192,586
  Short-term investments                              3,087,680
  Accounts receivable                                   274,521     1,657,748
  Other receivables                                      99,469       154,644
  Prepaid expenses                                      596,105       567,470
  ----------------------------------------------------------------------------
  Total current assets                                7,119,619    25,572,448

Capital assets, net (note 3)                          2,496,738     1,855,966
Purchased technology, net (note 4)                                    723,975
Deferred development costs, net (note 5)                              618,726

------------------------------------------------------------------------------
Total assets                                        $ 9,616,357  $ 28,771,115
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                  $ 1,191,117  $    420,140
  Accrued liabilities (note 6)                        2,329,269     3,421,380
  Deferred revenue                                       43,843        83,336
  ----------------------------------------------------------------------------
  Total current liabilities                           3,564,229     3,924,856

Shareholders' equity:
  Share capital (note 7):
    Authorized:
      Unlimited common shares
    Issued and outstanding:
      26,413,876 common shares (2000 - 26,350,760)   53,992,992    53,887,264
  Contributed surplus                                    97,500        97,500
  Deficit (48,038,364)                                            (29,138,505)
  ----------------------------------------------------------------------------
  Total shareholders' equity                          6,052,128    24,846,259

Future operations (note 1)
Commitments and contingencies (note 13)

------------------------------------------------------------------------------
Total liabilities and shareholders' equity          $ 9,616,357  $ 28,771,115
==============================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                              Director
-----------------------------

                              Director
-----------------------------

DIVERSINET CORP.
Consolidated Statements of Earnings and Deficit
(In Canadian dollars)

Years ended October 31, 2001, 2000 and 1999

============================================================================================
                                                     2001           2000           1999
--------------------------------------------------------------------------------------------
Revenue                                          $  1,220,981   $  2,636,180   $    246,352

Expenses:
  Research and development                          6,906,566      5,888,028      1,684,846
  Sales and marketing                               7,256,432      5,435,378      1,879,603
  General and administrative                        4,029,236      4,185,431      2,430,795
  Depreciation and amortization                     1,888,147      2,603,589      1,446,281
  Severance costs                                     730,000
  ------------------------------------------------------------------------------------------
                                                   20,810,381     18,112,426      7,441,525
--------------------------------------------------------------------------------------------

Loss before the following                         (19,589,400)   (15,476,246)    (7,195,173)

Settlement of litigation (note 10)                                                6,580,732

Interest income                                      (689,541)      (705,815)      (246,977)

Interest expense                                                       6,777        297,369
--------------------------------------------------------------------------------------------

Loss from continuing operations                   (18,899,859)   (14,777,208)   (13,826,297)

Net loss from discontinued operations (note 16)                     (250,000)      (285,000)
--------------------------------------------------------------------------------------------

Loss for the year                                 (18,899,859)   (15,027,208)   (14,111,297)

Deficit, beginning of year                        (29,138,505)   (14,111,297)   (41,248,993)

Reduction to share capital (note 7(f))                                           41,248,993

--------------------------------------------------------------------------------------------
Deficit, end of year                             $(48,038,364)  $(29,138,505)  $(14,111,297)
============================================================================================

Basic and diluted loss per share -
  continuing operations (note 8)                 $      (0.72)  $      (0.63)  $      (0.82)
Basic and diluted loss per share (note 8)               (0.72)         (0.64)         (0.84)

============================================================================================

Weighted average number of
  common shares                                    26,376,480     23,534,438     16,742,336
============================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Consolidated Statements of Cash Flows
(In Canadian dollars)

Years ended October 31, 2001, 2000 and 1999

==========================================================================================
                                                   2001           2000           1999
------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
  Loss from continuing operations              $(18,899,859)  $(14,777,208)  $(13,826,297)
  Items not involving cash:
    Depreciation and amortization                 1,888,147      2,603,589      1,446,281
    Settlement of litigation                                                    6,394,090
    Foreign exchange gain on
      debenture                                                    (78,864)       (42,204)
    Interest on debenture                                            4,833        296,492
    Write-down of investment                                                      100,000
  Change in non-cash operating
   working capital:
    Accounts receivable                           1,383,227     (1,387,844)      (305,963)
    Other receivables                                55,175        (82,699)
    Prepaid expenses                                (28,635)      (375,700)      (168,659)
    Accounts payable                                770,977        202,146        (31,690)
    Accrued liabilities                          (1,092,111)       692,233      1,442,313
    Deferred revenue                                (39,493)        78,100          5,236
  ----------------------------------------------------------------------------------------
  Cash used in continuing operations            (15,962,572)   (13,121,414)    (4,690,401)

Financing activities:
  Issue of common shares, common share
    purchase options and warrants for cash          105,728     30,674,246      9,469,551
  Additions to deferred financing costs                                          (550,947)
  ----------------------------------------------------------------------------------------
  Cash provided by financing activities             105,728     30,674,246      8,918,604

Investing activities:
  Short-term investments                         (3,087,680)
  Additions to capital assets                    (1,186,218)    (1,763,658)      (225,641)
  Additions to deferred development costs                                        (735,216)
  ----------------------------------------------------------------------------------------
  Cash used in investing activities              (4,273,898)    (1,763,658)      (960,857)
------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                   (20,130,742)    15,789,174      3,267,346

Cash and cash equivalents, beginning of year     23,192,586      7,403,412      4,136,066

------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year         $  3,061,844   $ 23,192,586   $  7,403,412
==========================================================================================

Supplementary non-cash financing and
  investing activities:
    Common shares issued upon
      acquisition of UBIQ asset                $              $              $  1,470,000
    Conversion of convertible debenture                          1,707,468      1,124,789
==========================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and healthcare.

1.   FUTURE  OPERATIONS:

     These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

     The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

     Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

     Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 17, conform in all material respects with accounting principles generally accepted in the United States. Significant accounting policies adopted by the Company are as follows:

     (a)  Basis  of  consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company accounts for its interest in a joint venture through the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES (CONTINUED):

     (b)  Revenue recognition:

          Revenue from software license agreements is recognized upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied and collection of the license fees is probable. Revenue from the sale of additional software products is recognized as software is delivered.

          Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed. When arrangements contain multiple elements and vendor specific objective evidence exists for undelivered elements, the Company recognizes revenue for the delivered elements using the residual method. For arrangements containing multiple elements where vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either vendor specific objective evidence exists for the remaining undelivered elements or all elements have been delivered.

          Amounts received in advance of revenue recognition are recorded as deferred revenue.

     (c)  Cash and cash equivalents:

          Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

     (d)  Short-term investments:

          Short-term investments consist of bonds which are recorded at cost plus accrued interest.

     (e)  Investment tax credits:

          Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED):

     (f)  Research and development costs:

          Research costs are expensed as incurred. Software development costs are deferred once costs meet the criteria under generally accepted accounting principles for deferral and amortization. Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years. The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

     (g)  Purchased technology:

          The Company capitalizes purchased technology and amortizes such costs over two years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

     (h)  Foreign currency translation:

          Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions. Foreign exchange gains and losses are included in loss for the year.

     (i)  Capital assets:

          Capital assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets at the following annual rates and bases:

          ======================================================================
          Asset                         Basis                               Rate
          ----------------------------------------------------------------------
          Computer hardware             Declining balance                    30%
          Computer software             Declining balance                    30%
          Furniture and fixtures        Declining balance                    20%
          Leasehold improvements        Straight line         Over term of lease
          ======================================================================

          The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the statements of earnings and deficit.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j)  Income taxes:

          The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

     (k)  Earnings per share:

          In fiscal 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook, Section 3500, "Earnings per Share." Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

          Previously, the Company calculated diluted earnings per share using the current imputed earnings method. The change in accounting policy has been applied retroactively and did not result in changes in previously disclosed diluted earnings per share.

     (l)  Stock-based compensation:

          The  Company has a stock-based compensation plan, as described in note
          14. No compensation expense is recognized when stock or stock options are issued to employees and consultants. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to deficit.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Use of estimates:

          The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.


3.   CAPITAL  ASSETS:

     ===========================================================================
                                                        Accumulated     Net book
     2001                                        Cost  depreciation        value
     ---------------------------------------------------------------------------
     Computer hardware                    $ 1,550,159   $   516,417  $ 1,033,742
     Computer software                        689,927       215,268      474,659
     Furniture and fixtures                   520,257       138,196      382,061
     Leasehold improvements                   732,549       126,273      606,276
     ---------------------------------------------------------------------------
                                          $ 3,492,892   $   996,154  $ 2,496,738
     ===========================================================================

     In 2001, depreciation expense amounted to $545,446.

     ===========================================================================
                                                        Accumulated     Net book
     2001                                        Cost  depreciation        value
     ---------------------------------------------------------------------------
     Computer hardware                    $   911,665   $   281,256  $   630,409
     Computer software                        464,172        78,744      385,428
     Furniture and fixtures                   350,839        67,508      283,331
     Leasehold improvements                   579,998        23,200      556,798
     ---------------------------------------------------------------------------
                                          $ 2,306,674   $   450,708  $ 1,855,966
     ===========================================================================

     In 2000, depreciation expense amounted to $295,556.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)
Years  ended  October  31,  2001,  2000  and  1999

================================================================================


4.   ACQUISITION:

     On October 28, 1999, under a purchase agreement dated September 30, 1999, the Company acquired all of the operating assets of UBIQ Communications, Inc., a Delaware corporation that develops specialized applications for the financial and health care markets.

     In consideration for these assets, the Company paid a total value of $1,470,000 (U.S. $1,000,000), which was satisfied by the issuance of 177,936 common shares. This acquisition has been accounted for by the purchase method from the effective date of acquisition, October 28, 1999.

     The  identifiable  assets  acquired  were  as  follows:

     ===========================================================================

     Capital assets                                                   $   22,050
     Purchased technology                                              1,447,950

     ===========================================================================

     Purchased  technology  costs  consist  of  the  following:

     ===========================================================================
                                                              2001          2000
     ---------------------------------------------------------------------------
     Cost                                             $  1,447,950  $  1,447,950
     Accumulated amortization                            1,447,950       723,975
     ---------------------------------------------------------------------------
                                                      $             $    723,975
     ===========================================================================

     In 2001, amortization expense related to purchased technology amounted to $723,975 (2000 - $723,975).

5.   DEFERRED  DEVELOPMENT  COSTS:

     ===========================================================================
                                                              2001          2000
     ---------------------------------------------------------------------------
     Cost                                             $  2,474,900  $  2,474,900
     Accumulated amortization                            2,474,900     1,856,174
     ---------------------------------------------------------------------------
                                                      $             $    618,726
     ===========================================================================

     In 2001, amortization expense related to deferred development costs amounted to $618,726 (2000 - $1,237,449).

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


6.   ACCRUED LIABILITIES:

     ===========================================================================
                                                              2001          2000
     ---------------------------------------------------------------------------

     Remuneration                                     $  1,328,200  $  1,590,814
     Professional fees                                     460,084     1,390,689
     Miscellaneous                                         540,985       439,877

     ---------------------------------------------------------------------------
                                                      $  2,329,269  $  3,421,380
     ===========================================================================

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


7.   SHARE CAPITAL, WARRANTS AND COMMON SHARE PURCHASE OPTIONS:

     There are an unlimited number of authorized common shares with no par value.

     The following details the changes in issued and outstanding shares, compensation options and warrants for the three years ended October 31, 2001:

===========================================================================================
                                        Compensation options
                                           and warrants               Common shares
-------------------------------------------------------------------------------------------
                                        Number        Amount       Number        Amount
-------------------------------------------------------------------------------------------
Balance, October 31, 1998              1,200,000   $   589,000    15,620,176  $ 43,707,113
Conversion of debenture (b)                                          698,373     1,124,789
Special warrants (c):
    Issued                             2,134,000     6,488,146
    Exercised                         (2,134,000)   (6,488,146)    2,134,000     6,488,146
Common share purchase warrants (c):
    Issued                               533,500
    Exercised                           (234,625)                    234,625       907,999
Compensation options (c):
    Issued                               266,750
    Exercised                           (130,000)                    130,000       448,500
Debentureholder warrants (c)             400,000
Stock options exercised and
  shares issued (e)                                                  985,418     1,624,906
Acquisition (note 4)                                                 177,936     1,470,000
Settlement of litigation (note 10)       150,000                     300,000     6,394,090
Offset to deficit (f)                                                          (41,248,993)
-------------------------------------------------------------------------------------------

Balance, October 31, 1999              2,185,625       589,000    20,280,528    20,916,550
Conversion of warrants (b)              (300,000)     (468,000)      205,017       468,000
Conversion of warrants (c)              (400,000)                    273,356
Conversion of debenture (b)                                        1,050,102     1,707,468
Common share purchase warrants
  exercised (c)                         (298,875)                    298,875     1,156,646
Compensation options
  exercised (c)                         (136,750)                    136,750       494,194
Stock options exercised and
  shares issued (e)                                                  656,131     2,022,253
Warrants (a)                            (900,000)     (121,000)      900,000     3,428,500
Private placement (d)                                              2,450,001    23,543,653
Settlement of litigation (note 10)       263,500                     100,000       150,000
-------------------------------------------------------------------------------------------

Balance, October 31, 2000                413,500                  26,350,760    53,887,264
Stock options exercised and
  shares issued (e)                                                   63,116       105,728

-------------------------------------------------------------------------------------------
Balance, October 31, 2001                413,500   $              26,413,876  $ 53,992,992
===========================================================================================

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


7.   SHARE CAPITAL, WARRANTS AND COMMON SHARE PURCHASE OPTIONS (CONTINUED):

     (a) On December 5, 1997, the Company received $1,295,000 (U.S. $900,000) from the issue and sale of 900,000 common shares and a warrant to purchase 900,000 common shares at a price of U.S. $2.50 per share until December 5, 1999. These warrants were exercised during the fiscal year ended October 31, 2000 and common shares issued. Proceeds to the Company as a result of this exercise were $3,428,500.

     (b) During the year ended October 31, 1998, the Company completed a private placement of an unsecured convertible debenture (the "Convertible Debenture") in the principal amount of U.S. $2,000,000 and a non-redeemable warrant (the "Warrant") to purchase 300,000 common shares for total proceeds of U.S. $2,000,000. The Convertible Debenture was convertible until October 14, 2001 and bore interest at 3% per annum which was payable in cash or common shares, at the option of the Company. The Convertible Debenture was convertible at the holder's option into common shares of the Company at the lower of (a) U.S. $1.18 per share or (b) approximately 80% of the market price of the common shares at the time of conversion. The Warrant entitled the holder to purchase an aggregate of 300,000 of the Company's common shares at an exercise price of U.S. $1.18 per share until October 15, 2003.

          During fiscal 2000, the Convertible Debenture plus accrued interest were fully converted into common shares leaving a principal balance of nil. During fiscal 2000, the Warrant was converted to common shares for no additional consideration based on the prevailing market price at the time of conversion less U.S. $1.18.

     (c) On April 23, 1999, the Company completed a private placement offering of 2,134,000 special warrants. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one common share and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one share for $3.87 until October 23, 2000. The gross proceeds of the offering were $7,362,300.

          The underwriter received commissions of 8% of gross proceeds plus out-of-pocket expenses (approximately $285,170), for total cash commission of $588,984. The underwriter also received compensation options entitling them to purchase up to 213,400 units at a price of $3.45 per unit at any time prior to April 23, 2001, provided that if any compensation options are exercised after October 23, 2000, such options shall entitle the underwriter to receive only one common share per unit exercised.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


7.   SHARE CAPITAL, WARRANTS AND COMMON SHARE PURCHASE OPTIONS (CONTINUED):

          On July 23, 1999, the Company received a receipt for its prospectus qualifying the common shares to be issued in exchange for the special warrants. At that time, all special warrants were converted and the Company received the funds that were held in escrow. As part of the conversion, the Company issued 533,500 share purchase warrants exercisable upon payments of $3.87 per share until October 23, 2000. During fiscal 1999, 234,625 share purchase warrants were exercised, resulting in proceeds of $907,999 to the Company. During fiscal 2000, the remaining 298,875 warrants were exercised, resulting in proceeds of $1,156,646 to the Company.

          The consent of the debentureholder was required to proceed with the private placement offering. In consideration for this consent, the Company issued to the debentureholder warrants to purchase up to 400,000 common shares at an exercise price of U.S. $4.50 expiring on April 23, 2001. During fiscal 2000, these warrants were converted to common shares for no additional consideration based on the prevailing market price of the common shares at the time of exercise less U.S. $4.50.

     (d) During July and August of 2000, the Company completed a private placement of 2,450,001 common shares for net proceeds of $23,543,653.

     (e) During 1999, 2000 and 2001, the Company granted options to certain employees, officers and directors under a share option plan (note 14), enabling them to purchase common shares of the Company.

     (f) On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999.

     (g) Warrants outstanding as of October 31, 2001 and 2000 consist of 150,000 warrants issued in October 1999 as an exercise price of U.S. $13.13 per share, expiring October 2002 and 263,500 warrants issued in May 2000 at an exercise price of U.S. $8.59 per share, expiring May 2003.

8.   BASIC  AND  DILUTED  LOSS  PER  SHARE:

     Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the years ended October 31, 2001, 2000 and 1999.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


9.   INTEREST  IN  JOINT  VENTURE:

     On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2001:

     ===========================================================================
     Prepaid  expenses                                              $     9,622
     Capital  assets                                                    523,138

     ---------------------------------------------------------------------------
     Total  assets                                                  $   532,760
     ===========================================================================

     Accounts  payable                                              $   600,649
     Accrued  liabilities                                                14,378

     ---------------------------------------------------------------------------
     Total  liabilities                                             $   615,027
     ===========================================================================

     Expenses                                                       $  (483,472)

     ===========================================================================

     Loss                                                           $  (483,472)

     ===========================================================================

     During fiscal 2001, the Company recognized revenue of $199,925 from sales to the joint venture. As at October 31, 2001, the Company had contributed approximately $401,000 into the joint venture. The Company has to date committed to contribute an additional $615,000 to the joint venture for the Company's proportionate share of the joint venture requirements. This amount is expected to be contributed within the next six months.

10.   SETTLEMENT  OF  LITIGATION:

     During the year ended October 31, 2000, the Company settled two outstanding lawsuits. One suit alleged that the Company breached an individual's employment agreement. Under the terms of the settlement, the Company confirmed and continued the individual's employment effective from January 1, 1997.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


10.  SETTLEMENT  OF  LITIGATION  (CONTINUED):

     The second suit, involving the Company, among others, related to 2,558,679 common shares issued as partial consideration for technology acquired in 1996. The suit dealt with the movement of the common shares after the Company had fulfilled its obligation under the acquisition agreement by issuing the shares in the name of two parties in accordance with the acquisition agreement.

     As part of the settlement of the second lawsuit, the Company issued 300,000 common shares and a warrant to acquire 150,000 common shares at an exercise price of U.S. $13.13 per share over a three-year period. The common shares are valued at U.S. $14.50, representing the market price at the time that the terms of the settlement were agreed upon by the parties. The estimated costs of this settlement of $6,394,090 were accrued in fiscal year 1999. During the fiscal year ended October 31, 2000, under the terms of the settlement, a second warrant was issued to acquire 263,500 common shares at an exercise price of U.S. $8.59 per share, exercisable over a three-year period. The total warrants in the amount of 413,500 remain outstanding as at October 31, 2001. The plaintiff also has the right to participate up to 20% in up to two additional financings of the Company, one of which was completed during fiscal 2000. The consent of the debentureholder to the issuance of the securities of the Company was required and received before this settlement was finalized.

     During the year ended October 31, 2000, the Company also settled a lawsuit brought against it by a former employee of the Company alleging breach of contract for failing to honour a certain share option agreement. Under terms of the settlement, the Company confirmed and continued options to acquire 100,000 of the Company's common shares. These options were exercised during fiscal 2000.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


11.  INCOME  TAXES:

     The tax effects of significant temporary differences representing future tax assets is as follows:

     ===========================================================================
                                                           2001            2000
     ---------------------------------------------------------------------------
     Future  tax  assets:
         Operating  loss  carryforwards           $  24,762,785   $  23,499,822
         Capital  loss  carryforwards                 1,119,902
         Share  issue  costs                            982,616         426,290
         Write-down  of  investment                                     446,000
         Capital assets, accounting depreciation
           in excess of tax depreciation              5,327,984         527,399
     ---------------------------------------------------------------------------
                                                     32,193,287      24,899,511

     Valuation  allowance                           (32,193,287)    (24,623,559)
     ---------------------------------------------------------------------------
     Net  future  tax  assets                                           275,952
     Future  tax  liability:
     Deferred  development  costs                                      (275,952)
     ---------------------------------------------------------------------------
                                                  $               $
     ===========================================================================

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

     At October 31, 2001, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $55,675,000. These losses expire in the following fiscal years:

     ===========================================================================
     2002                                                          $   2,270,000
     2003                                                             13,587,000
     2004                                                              1,211,000
     2005                                                              3,700,000
     2006                                                              6,854,000
     2007                                                              7,155,000
     2008                                                             20,898,000
     ---------------------------------------------------------------------------
                                                                   $  55,675,000
     ===========================================================================

     The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,659,000, expiring between 2018 and 2020.

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


12.  SEGMENTED  INFORMATION:

     The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of security software and related products and services. As at October 31, 2000, significantly all the assets related to the Company's operations were located in Canada. As at October 31, 2001, significantly all the assets related to the Company's operations were located in Canada with the exception of the assets held within the joint venture, as disclosed in note 9, which were located in Asia.

     A summary of sales to major customers that exceeded 10% of total sales during each of the years in the three-year period ended October 31, 2001, and the approximate amount due from these customers, as of October 31, 2001, are as follows:

     ===========================================================================
                                                     Sales             Accounts
                                              2001    2000    1999    receivable
     ---------------------------------------------------------------------------
     Customer  1                                               81%    $
     Customer  2                                       24%
     Customer  3                               40%
     Customer  4                               19%
     Customer  5                               17%                       186,083
     ===========================================================================

     The  Company  does  not  consider  itself  dependent  on  any  customer.

     Revenue is attributable to geographic location based on the location of the customer, as follows:

     ===========================================================================
                                                   2001          2000       1999
     ---------------------------------------------------------------------------
     Sales:
         United  States                      $  294,650  $  1,464,630  $  46,352
         Canada                                 213,295       308,000    200,000
         Other                                   44,156       863,550
         Asia                                   668,880
     ---------------------------------------------------------------------------
                                             $1,220,981  $  2,636,180  $ 246,352
     ===========================================================================

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


13.  COMMITMENTS  AND  CONTINGENCIES:

     (a)  Litigation:

          Management is of the opinion that the claims listed below are without merit and will not materially impact the Company. As a result, no provision for loss has been made in these consolidated financial statements.

          (i) The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which it purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for U.S. $3,700,000. The plaintiff is also seeking damages in the amount of U.S. $3,700,000 plus interest and costs. This claim has previously been dismissed twice and the Company has filed a motion to dismiss this claim again.

          (ii) During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of U.S. $1,533,950 and damages of U.S.
               $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

         (iii) In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company's consolidated financial position or results of operations.

     (b)  Lease commitments:

          Total future minimum lease payments including operating costs are as follows:

     ===========================================================================
     2002                                                           $    645,082
     2003                                                                502,648
     2004                                                                470,994
     2005                                                                470,994
     2006                                                                313,996

     ---------------------------------------------------------------------------
                                                                    $  2,403,714
     ===========================================================================

DIVERSINET  CORP.
Notes to Consolidated Financial Statements (continued)
(In  Canadian  dollars)

Years ended October 31, 2001, 2000 and 1999

================================================================================


14.  STOCK  INCENTIVE  PLAN:

     The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately preceding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 6,100,000 (2000 - 6,100,000; 1999
     - 3,465,000) common shares. These options generally vest on a quarterly basis over three years and expire five years after the date of granting. As at October 31, 2001, the number of common shares reserved for future issues of stock options amounts to 875,828.

     The following table summarizes information about stock options outstanding at October 31, 2001:

============================================================================================
Options  outstanding  Options  vested
-------------------------------------------------------------------------------------------
                                      Weighted
                                       average        Weighted                     Weighted
Range of                             remaining         average                      average
exercise price          Number     contractual  exercise price       Number  exercise price
U.S. [Cdn.]        outstanding  life (in years)    U.S. [Cdn.]  exercisable     U.S. [Cdn.]
-------------------------------------------------------------------------------------------
$1.00 - $1.94        1,616,779            3.27  $         1.36      848,168  $         1.38
[$1.58 - $3.07]                                         [2.15]                       [2.18]

$2.05 - $2.84          701,500            3.84            2.25      248,563            2.26
[$3.24 - $4.49]                                         [3.55]                       [3.57]

$3.00 - $4.88         183,769             2.23            3.52      147,936            3.48
[$4.74 - $7.71]                                         [5.56]                       [5.49]

$5.19 - $9.66         476,887             3.51            7.53      219,873            7.44
[$8.20 - $15.26]                                       [11.90]                      [11.75]

$10.63 - $41.69       707,321             3.13           15.50      410,369           15.51
[$16.79 - $65.87]                                      [24.49]                      [24.51]
-------------------------------------------------------------------------------------------
                    3,686,256             3.33            5.15    1,874,909            5.46
                                                        [8.13]                       [8.63]
===========================================================================================

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

14.  STOCK  INCENTIVE  PLAN  (CONTINUED):

     Changes for the employee stock option plan during the years ended October 31, 2001 and 2000 were as follows:

===========================================================================================
                                                    2001                         2000
-------------------------------------------------------------------------------------------
                                                  Weighted                     Weighted
                                                   average                      average
                                   Number of   exercise price   Number of   exercise price
                                    shares       U.S. [Cdn.]      shares      U.S. [Cdn.]
-------------------------------------------------------------------------------------------
Options outstanding, beginning
of year                            3,275,045   $  7.75 [10.87]  2,268,499   $   2.27 [3.33]
Options granted                    1,863,280       2.15 [3.40]  2,033,950     11.75 [17.63]
Options exercised                    (63,116)      1.10 [1.73]   (756,132)      1.94 [2.92]
Options cancelled                 (1,388,953)      6.26 [9.91]   (271,272)      6.35 [9.53]
Options cancelled for reissuance           -                 -   (127,023)    24.23 [36.35]
Options reissued                           -                 -    127,023      7.75 [11.62]

-------------------------------------------------------------------------------------------
Options outstanding, end of year   3,686,256       5.15 [8.13]  3,275,045      7.75 [10.87]
===========================================================================================

Options exercisable, end of year   1,874,909   $   5.46 [8.63]  1,405,591   $  9.76 [14.64]

===========================================================================================

Weighted average fair value
of options granted during
the year                                       $   1.57 [2.48]              $  8.23 [12.35]
===========================================================================================

15.  FINANCIAL  INSTRUMENTS  AND  RISK  MANAGEMENT:

     The Company is exposed to the following risks related to financial assets and liabilities:

     (a)   Currency  risk:

     The Company is subject to currency risk through its activities in United States, United Kingdom, Europe and Asia. Unfavourable changes in the exchange rate may affect the operating results of the Company.

     The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks. There were no forward exchange contracts outstanding at October 31, 2001 and 2000.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

15.  FINANCIAL  INSTRUMENTS  AND  RISK  MANAGEMENT  (CONTINUED):

     (b)  Fair  values:

          The fair values of the Company's current financial instruments approximate their carrying amounts due to their short-term nature.

     (c)  Credit  risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained at high-quality financial institutions.

          The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

16.  DISCONTINUED  OPERATIONS:

     During 1997, the Company decided to divest its IPS 950 division, which was involved in the marketing and sale of high technology instant digital printing systems to the on-demand print and graphics industry.

     On January 30, 1998, the Company sold its IPS 950 division for total proceeds of $3.2 million consisting of: (a) $1.1 million in cash, (b) a $0.4 million eight-month promissory note, and (c) a $1.7 million promissory note payable as the purchaser sells and is paid for such division's inventory. The purchaser has entered bankruptcy proceedings and has not fulfilled its obligation to repay the $0.4 million promissory note or the $1.7 million promissory note. The Company does not expect repayment of these notes and, accordingly, they were written off in 1999.

     The carrying value of income taxes recoverable related to investment tax credits in 2000 was nil (1999 - $250,000). The investment tax credits related to the 1993 and 1994 fiscal years. As a result of a reassessment issued by Canada Customs and Revenue Agency during the year ended October 31, 2000, the income tax recoverable was determined to have no value and was written off.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================


17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"):

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

     The  effect  of  these  reconciling  adjustments  is  as  follows:

=================================================================================================
                                                          2001           2000           1999
-------------------------------------------------------------------------------------------------
Share capital:
  Canadian GAAP                                       $ 53,992,992   $ 53,887,264   $ 20,916,550
  Reduction of share capital (b)                        41,248,993     41,248,993     41,248,993

-------------------------------------------------------------------------------------------------
U.S. GAAP                                             $ 95,241,985   $ 95,136,257   $ 62,165,543
=================================================================================================
Debenture conversion privilege:
  Canadian GAAP                                       $          -   $          -   $    360,600
  Conversion option (d)                                          -              -       (360,600)

-------------------------------------------------------------------------------------------------
U.S. GAAP                                             $          -   $          -   $          -
=================================================================================================
Deficit and comprehensive loss:
  Canadian GAAP                                       $(48,038,364)  $(29,138,505)  $(14,111,297)
  Deferred foreign exchange gain (a)                             -              -         79,345
  Reduction of share capital (b)                       (41,248,993)   (41,248,993)   (41,248,993)
  Compensation expense (c)                              (1,505,557)    (1,449,078)             -

-------------------------------------------------------------------------------------------------
U.S. GAAP                                             $(90,792,914)  $(71,836,576)  $(55,280,945)
=================================================================================================
Consolidated statements of loss:
  Loss from continuing operations
    under Canadian GAAP                               $(18,899,859)  $(14,777,208)  $(13,826,297)
  Deferred foreign exchange gain (a)                             -              -         79,345
  Write down of investments (e)                                  -       (100,000)       100,000
  Compensation expense (c)                                 (56,479)    (1,449,078)             -
-------------------------------------------------------------------------------------------------

Loss from continuing operations
  under U.S. GAAP                                      (18,956,338)   (16,326,286)   (13,646,952)

Loss from discontinued operations (note 16)                      -       (250,000)      (285,000)

-------------------------------------------------------------------------------------------------
Loss under U.S. GAAP                                  $(18,956,338)  $(16,576,286)  $(13,931,952)
=================================================================================================

Basic and diluted:
    Loss per share under U.S. GAAP                    $      (0.72)  $      (0.70)  $      (0.83)

=================================================================================================

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED):

     (a)  Deferred  foreign  exchange  gain:

          U.S. GAAP requires foreign exchange gains and losses on the translation of convertible debentures to be recognized in the period in which they occur. However, under Canadian GAAP, foreign exchange gains and losses are deferred and amortized over the term of the debt.

     (b)  Share  capital  and  deficit:

          On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

     (c)  Options  to  consultants:

          Under Canadian GAAP, the Company does not recognize compensation expense when stock or stock options are issued to consultants. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP, the Company records compensation expense for stock or stock options granted in exchange for services from consultants. During the year ended October 31, 2000, the Company issued 177,500 stock options to consultants and has recorded $286,578 as compensation expense for the services rendered. In addition, the Company recorded compensation expense in the amount of $1,162,500, which is the difference between the exercise price and the share price at the settlement date of the lawsuit, as described in note  10.

          During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants. The Company has recorded compensation expense of $56,479, of which $13,912 relates to the options issued in fiscal 2001 to consultants.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED):

     (d)  Beneficial  conversion  option:

          Accounting Principles Board ("APB") Opinion 14 and related Emerging Issues Task Force ("EITF") Topic No. 98-5 requires that the proceeds from a convertible debt offering with a beneficial conversion feature be allocated between the debt and the beneficial conversion feature. A beneficial conversion feature exists when the conversion price is less than the market price at the date of issuance. A beneficial conversion feature represents a deemed discount and is amortized against income over the period to the conversion date. As the conversion price was not less than the market price on the date of issuance of this debenture, no beneficial conversion feature arose.

          Canadian GAAP requires the proceeds from convertible debt to be attributed to its component parts. On issuance of the Convertible Debenture, the Company allocated a value to the holders' conversion option and its right to pay the debenture interest in shares of the Company to equity. The Company's obligation to debenture holders for future principal payments was reflected as a liability at amortized cost.

     (e)  Write-down  of  investment  and  unrealized  holding  loss:

          Under the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investments are classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities and available-for-sale securities.

          An available-for-sale security is included in the consolidated financial statements as longterm portfolio investment and carried at the lower of cost and fair value for Canadian GAAP purposes. This investment is not held principally for the purpose of selling in the near term and, for U.S. GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized.

          Shareholders' equity for U.S. GAAP purposes would include an unrealized holding loss in the amount of $44,000 with respect to the available-for-sale investment based on estimated fair value of $56,000 as at October 31, 1998. For U.S. GAAP for the year ended October 31, 1999 other comprehensive loss would be $56,000. For Canadian GAAP purposes this amount has been written down by $100,000 to nil at October 31, 1999 and the loss reflected in the 1999 consolidated statement of earnings and deficit. For U.S. GAAP the loss was charged to the consolidated statement of earnings and deficit in fiscal 2000.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED):

     (f)  Interest  in  joint  venture:

          Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in an SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 9.

          Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

     (g) In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

          (i)  Short-term  investments:

               Note  2(d)  would  be  restated  as  follows:

               Short-term investments consist of corporate debt securities. The Company classifies its debt securities as available-for-sale, which are recorded at fair value.

               Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

               A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED):

          (ii) Stock-based  compensation  plan:

               Under U.S. GAAP, for any stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value-based method"). As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense is recognized under the intrinsic value-based method.

               SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150.7%.

==================================================================================
                                 2001                2000              1999
----------------------------------------------------------------------------------
Loss under U.S. GAAP         $(18,956,338)      $ (16,476,286)       $(14,031,952)
Pro forma loss under
  U.S. GAAP                   (25,275,143)        (22,738,303)        (15,559,361)
Pro forma loss per
  common share:
    Basic                           (0.96)              (0.97)              (0.93)
    Diluted                         (0.96)              (0.97)              (0.93)
Weighted average grant
  date fair value of
  options granted
  during the year       U.S. $       1.57   U.S. $       8.23   U.S. $       1.84
==================================================================================

DIVERSINET  CORP.
Notes  to  Consolidated  Financial  Statements  (continued)
(In  Canadian  dollars)

Years  ended  October  31,  2001,  2000  and  1999

================================================================================

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED):

        (iii)  Recent  accounting  pronouncements:

               In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company does not believe that the adoption of SFAS 141 and 142 will have a material impact on its consolidated financial statements.

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.